

Offering Statement for Card Blanch Inc. ("Card Blanch")

Card Blanch Inc. ("Card Blanch," the "Company," "we," or "us"), a Delaware C-Corp incorporated on May 25, 2021, is holding the following offering:

Card Blanch Inc. is offering securities in the form of Simple Agreements for Future Equity ("SAFE"), which provides investors the right to preferred stock in the Company ("Preferred Stock"), when and if the Company sponsors an equity offering that involves Preferred Stock, on the standard terms offered to other investors.

SAFE: $6M Post Money Valuation Cap
Discount Rate: 60%
Target Offering: $10,000 | 10,000 Securities
Maximum Offering Amount: $618,000 | 618,000 Securities
Type of Security: SAFE
Offering Deadline: April 1, 2024
Minimum Investment: $300

Conversion to Preferred Equity: Based on SAFE, when Card Blanch engages in an offering of equity interests involving preferred stock, Investors will receive a number of shares of preferred stock calculated using the method that results in the greater number of preferred stock:

The total value of the investors investment divided by:

> (i) The price of preferred stock issued to new investors multiplied by the discount rate (60%), or if the valuation for the company is more than $6,000,000 (the "Valuation Cap"), (ii) the amount invested by the investor divided by the quotient of the Valuation Cap divided by the total amount of the Company's capitalization at that time.

Additional Terms of the Valuation Cap: For purposes of (ii) above, the Company's capitalization calculated as of immediately prior to the Equity Financing and (without double-counting, in each case calculated on an as-converted to Common Stock basis):

- Includes all shares of Capital Stock issued and outstanding
- Includes all Converting Securities
- Includes all (i) issued and outstanding Options and (ii) Promised Options; and
- Includes the Unissued Option Pool, except that any increase to the Unissued Option Pool in connection with the Equity Financing shall only be included to the extent that the number of Promised Options exceeds the Unissued Option Pool prior to such increase.

Liquidity Events: If the Company has an initial public offering or is acquired by, merged with or otherwise taken over by another company or new owners prior to Investors in the SAFEs receiving preferred stock, Investors will receive proceeds equal to the greater of (i) the Purchase Amount (the "Cash-Out Amount") or (ii) the amount payable on the number of shares of Common Stock equal to the Purchase Amount divided by the Liquidity Price (the "Conversion Amount").

Liquidity Priority: In a Liquidity Event or Dissolution Event, the SAFE is intended to operate like standard nonparticipating Preferred Stock. The Investor's right to receive its Cash-Out Amount is:

(i) Junior to payment of outstanding indebtedness and creditor claims, including contractual claims for payment and convertible promissory notes (to the extent such convertible promissory notes are not actually or notionally converted into Capital Stock);
(ii) On par with payments for other SAFEs and/or Preferred Stock, and if the applicable proceeds are insufficient to permit full payments to the Investor and such other SAFEs and/or Preferred Stock, the applicable proceeds will be distributed pro rata to the Investor and such other SAFEs and/or Preferred Stock in proportion to the full payments that would otherwise be due; and
(iii) Senior to payments for Common Stock.

The Minimum Individual Purchase Amount accepted under this Regulation CF Offering is $300. The Company must reach its Target Offering Amount of $10,000 by April 1, 2024 (the "Offering Deadline"). Unless the Company raises at least the Target Offering Amount of $10,000 under the Regulation CF offering by the Offering Deadline, no securities will be sold in this Offering, investment commitments will be cancelled, and committed funds will be returned.

This document is generated by PicMii Crowdfunding LLC ("PicMii"), which is not a registered broker-dealer. PicMii does not give investment advice, endorsement, analysis or recommendations with respect to any securities. All securities listed here are being offered by, and all information included in this document are the responsibility of, the applicable issuer of such securities. PicMii has not taken any steps to verify the adequacy, accuracy or completeness of any information. Neither PicMii nor any of its officers, directors, agents or employees makes any warranty, express or implied, of any kind whatsoever related to the adequacy, accuracy or completeness of any information in this document or the use of information in this document.

All regulation CF offerings are conducted through PicMii Crowdfunding LLC, a FINRA/SEC registered funding-portal. For inquiries related to Regulation CF securities, contact PicMii Crowdfunding LLC:

Chandler Kline: chandler.kline@picmiicrowdfunding.com

PicMii does not make investment recommendations and no communication through this website or in any other medium should be construed as a recommendation for any security offered on or off this investment platform. Equity crowdfunding investments in private placements, Regulation A, D and CF offerings, and start-up investments in particular are speculative and involve a high degree of risk and those investors who cannot afford to lose their entire investment should not invest in start-ups. Companies seeking startup investments through equity crowdfunding tend to be in earlier stages of development and their business model, products and services may not yet be fully developed, operational or tested in the public marketplace. There is no guarantee that the stated valuation and other terms are accurate or in agreement with the market or industry valuations. Additionally, investors may receive illiquid and/or restricted stock that may be subject to holding period requirements and/or liquidity concerns. In the most sensible investment strategy for start-up investing, start-ups should only be part of your overall investment portfolio. Further, the start-up portion of your portfolio may include a balanced portfolio of different start-ups. Investments in startups are highly illiquid and those investors who cannot hold an investment for the long term (at least 5-7 years) should not invest.

Cautionary Note Concerning Forward-Looking Statements

This Form C and any documents incorporated by reference herein contain forward-looking statements and are subject to risks and uncertainties. All statements other than statements of historical fact or relating to present facts or current conditions included in this Form C are forward-looking statements. Forward-looking statements give our current reasonable expectations and projections regarding our financial condition, results of operations, plans, objectives, future performance and business. You can identify forward-looking statements by the fact that they do not relate strictly to historical or current facts. These statements may include words such as "anticipate," "estimate," "expect," "project," "plan," "intend," "believe," "may," "should," "can have," "likely," and other words and terms of similar meaning in connection with any discussion of the timing or nature of future operating or financial performance or other events.

The forward-looking statements contained in this Form C and any documents incorporated by reference herein are based on reasonable assumptions we have made in light of our industry experience, perceptions of historical trends, current conditions, expected future developments and other factors we believe are appropriate under the circumstances. As you read and consider this Form C, you should understand that these statements are not guarantees of performance or results. Although we believe that these forward-looking statements are based on reasonable assumptions, you should be aware that many factors could affect our actual operating and financial performance and cause our performance to differ materially from the performance anticipated in the forward-looking statements. Should one or more of these risks or uncertainties materialize or should any of these assumptions prove incorrect or change, our actual operating

and financial performance may vary in material respects from the performance projected in these forward-looking statements.

Investors are cautioned not to place undue reliance on these forward-looking statements. Any forward-looking statements made in this Form C or any documents incorporated by reference herein is accurate only as of the date of those respective documents. Except as required by law, we undertake no obligation to publicly update any forward- looking statements for any reason after the date of this Form C or to conform these statements to actual results or to changes in our expectations.

About This Form C

In making an investment decision, investors must rely on their own examination of the Company and the terms of the Offering, including the merits and risks involved. These Securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any Securities offered or the terms of the Offering, nor does it pass upon the accuracy or completeness of any Offering document or literature.

These Securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these Securities are exempt from registration.

THESE SECURITIES INVOLVE A HIGH DEGREE OF RISK THAT MAY NOT BE APPROPRIATE FOR ALL INVESTORS. THERE ARE ALSO SIGNIFICANT UNCERTAINTIES ASSOCIATED WITH AN INVESTMENT IN OUR COMPANY AND THE SECURITIES. THE SECURITIES OFFERED HEREBY ARE NOT PUBLICLY TRADED. THERE IS NO PUBLIC MARKET FOR THE SECURITIES AND ONE MAY NEVER DEVELOP. AN INVESTMENT IN OUR COMPANY IS HIGHLY SPECULATIVE. THE SECURITIES SHOULD NOT BE PURCHASED BY ANYONE WHO CANNOT BEAR THE FINANCIAL RISK OF THIS INVESTMENT FOR AN INDEFINITE PERIOD OF TIME AND WHO CANNOT AFFORD THE LOSS OF THEIR ENTIRE INVESTMENT. SEE THE SECTION OF THIS FORM C TITLED "RISK FACTORS".

THE SECURITIES OFFERED HEREBY WILL HAVE TRANSFER RESTRICTIONS. NO SECURITIES MAY BE PLEDGED, TRANSFERRED, RESOLD OR OTHERWISE DISPOSED OF BY ANY INVESTOR EXCEPT PURSUANT TO RULE 501 OF REGULATION CF. YOU SHOULD BE AWARE THAT YOU WILL BE REQUIRED TO BEAR THE FINANCIAL RISKS OF THIS INVESTMENT FOR AN INDEFINITE PERIOD OF TIME.

YOU ARE NOT TO CONSTRUE THE CONTENTS OF THIS FORM C AS LEGAL, ACCOUNTING OR TAX ADVICE OR AS INFORMATION NECESSARILY APPLICABLE

TO YOUR PARTICULAR FINANCIAL SITUATION. EACH INVESTOR SHOULD CONSULT THEIR OWN FINANCIAL ADVISER, COUNSEL AND ACCOUNTANT AS TO LEGAL, TAX AND RELATED MATTERS CONCERNING THEIR INVESTMENT.

THIS OFFERING IS ONLY EXEMPT FROM REGISTRATION UNDER THE LAWS OF THE UNITED STATES AND ITS TERRITORIES. NO OFFER IS BEING MADE IN ANY JURISDICTION NOT LISTED ABOVE. PROSPECTIVE INVESTORS ARE SOLELY RESPONSIBLE FOR DETERMINING THE PERMISSIBILITY OF THEIR PARTICIPATING IN THIS OFFERING, INCLUDING OBSERVING ANY OTHER REQUIRED LEGAL FORMALITIES AND SEEKING CONSENT FROM THEIR LOCAL REGULATOR, IF NECESSARY. THE INTERMEDIARY FACILITATING THIS OFFERING IS LICENSED AND REGISTERED SOLELY IN THE UNITED STATES AND HAS NOT SECURED, AND HAS NOT SOUGHT TO SECURE, A LICENSE OR WAIVER OF THE NEED FOR SUCH LICENSE IN ANY OTHER JURISDICTION. THE COMPANY, THE ESCROW AGENT AND THE INTERMEDIARY, EACH RESERVE THE RIGHT TO REJECT ANY INVESTMENT COMMITMENT MADE BY ANY PROSPECTIVE INVESTOR, WHETHER FOREIGN OR DOMESTIC.

SPECIAL NOTICE TO FOREIGN INVESTORS

IF YOU LIVE OUTSIDE THE UNITED STATES, IT IS YOUR RESPONSIBILITY TO FULLY OBSERVE THE LAWS OF ANY RELEVANT TERRITORY OR JURISDICTION OUTSIDE THE UNITED STATES IN CONNECTION WITH ANY PURCHASE OF THE SECURITIES, INCLUDING OBTAINING REQUIRED GOVERNMENTAL OR OTHER CONSENTS OR OBSERVING ANY OTHER REQUIRED LEGAL OR OTHER FORMALITIES. WE RESERVES THE RIGHT TO DENY THE PURCHASE OF THE SECURITIES BY ANY FOREIGN INVESTOR.

NOTICE REGARDING THE ESCROW AGENT

ENTERPRISE BANK AND TRUST, THE ESCROW AGENT SERVICING THE OFFERING, HAS NOT INVESTIGATED THE DESIRABILITY OR ADVISABILITY OF AN INVESTMENT IN THIS OFFERING OR THE SECURITIES OFFERED HEREIN. THE ESCROW AGENT MAKES NO REPRESENTATIONS, WARRANTIES, ENDORSEMENTS, OR JUDGEMENT ON THE MERITS OF THE OFFERING OR THE SECURITIES OFFERED HEREIN. THE ESCROW AGENT'S CONNECTION TO THE OFFERING IS SOLELY FOR THE LIMITED PURPOSES OF ACTING AS A SERVICE PROVIDER.

Bad Actor Disclosure

The Company is not subject to any bad actor disqualifications under any relevant U.S. securities laws.

Ongoing Reporting

Following the first sale of the Securities, the Company will file a report electronically with the Securities and Exchange Commission annually and post the report on its website, no later than 120 days after the end of the Company's fiscal year.

Once posted, the annual report may be found on the Company's website as

https://cardblanch.com

The Company must continue to comply with the ongoing reporting requirements until:

1. the Company is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;
2. the Company has filed at least three annual reports pursuant to Regulation CF and has total assets that do not exceed $10,000,000;
3. the Company has filed at least one annual report pursuant to Regulation CF and has fewer than 300 holders of record;
4. the Company or another party repurchases all of the Securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or
5. the Company liquidates or dissolves its business in accordance with applicable state law.

The Company

1. What is the name of the issuer?

Card Blanch Inc.

111 N Market St STE 300, San Jose, CA 95113

Eligibility

2. The following are true for Card Blanch Inc.:

1. Organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia.
2. Not Subject to the requirement to file reports pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934.
3. Not an investment company registered or required to be registered under the Investment Company Act of 1940.
4. Not ineligible to rely on this exemption under Section 4(a)(6) of the Securities Act as a result of a disqualification specified in Rule 503(a) of Regulation Crowdfunding. (For more information about these disqualifications, see Question 30 of this Question and Answer Format).
5. Has filed with the Commission and provided investors, to the extent required, the ongoing annual reports required by Regulation Crowdfunding during the two years immediately preceding the filing of this offering statement (or for such shorter period that the issuer was required to file such reports).
6. Not a development stage company that (a) has no specific business plan or (b) has indicated that its business plan is to engage in a merger or acquisition with an unidentified company or companies.

3. Has the issuer or any of its predecessors previously failed to comply with the ongoing reporting requirements of Rule 202 of Regulation Crowdfunding?
No.

Directors, Officers and Promoters of the Company

4. The following individuals (or entities) represent the company as a director, officer or promoter of the offering:

<u>Employee Name and Title</u>

Leonid Goriev: Founder and CEO (Primary Position)

Employee Background

Tech entrepreneur. Owner and founder of several tech companies. Expert in software design and development for international banks and fintech.

3-Year Work History

Card Blanch | Founder and CEO | 2020-2023 (Primary Position)

<u>Employee Name and Title</u>

Artem Loktionov: COO (Primary Position)

Employee Background

PSM certified leader, 9 years of project management experience, 4+ years of managing complex software development projects for international banks.

3-Year Work History

Alty | COO | 2020-2023

Card Blanch | COO | 2021-2023 (Primary Position)

<u>Employee Name and Title</u>

Andrii Bohun, CTO (Primary Position)

Employee Background

18 years in software development in different industries of various complexity. Has solid experience in building banking software for Switzerland.

3-Year Work History

CBH Compagnie Bancaire Helvétique SA | IT Development Lead | 2019-2021

Hello Clerk, Inc. | CTO | 2021-2022

Card Blanch | CTO | 2022-Present (Primary Position)

Principal Security Holders

5. Provide the name and ownership level of each person, as of the most recent practicable date, who is the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power. To calculate total voting power, include all securities for which the person directly or indirectly has or shares the voting power, which includes the power to vote or to direct the voting of such securities. If the person has the right to acquire voting power of such securities within 60 days, including through the exercise of any option, warrant or right, the conversion of a security, or other arrangement, or if securities are held by a member of the family, through corporations or partnerships, or otherwise in a manner that would allow a person to direct or control the voting of the securities (or share in such direction or control - as, for example, a co-trustee) they should be included as being "beneficially owned." You should include an explanation of these circumstances in a footnote to the "Number of and Class of Securities Now Held." To calculate outstanding voting equity securities, assume all outstanding options are exercised and all outstanding convertible securities converted.

Principal Security Holder Name

Leonid Goriev

Securities

7,500,000

Security Class

Common Stock

Voting Power

93.75%

Business and Anticipated Business Plan

6. Describe in detail the business of the issuer and the anticipated business plan of the issuer.

Overview:

Card Blanch is at the forefront of reshaping the future of financial management and shopping experiences. With our innovative platform, we consolidate credit and debit cards and loyalty programs, into a single, user-friendly space. By harnessing the power of AI, we offer invaluable spending insights and discount opportunities, all accessible through a singular card.

At Card Blanch, we envision a world where financial management is streamlined, convenient, and intelligent. Our mission is to empower individuals to take complete control of their financial lives by managing traditional bank cards and leveraging loyalty program benefits. We believe that by uniting these financial elements under a single, AI-powered platform, we can simplify the complex, unlock hidden value, and usher in a new era of seamless shopping experiences.

Key Features:

1. Streamlined Convenience: We eliminate the need for multiple apps and platforms, providing a centralized space for financial control.
2. AI-Driven Intelligence: Our AI-powered insights empower users with actionable information, transforming how they approach spending and saving.
3. Splitpay tech: Our splitpay technology enables users to split their big purchases between connected cards.

Card Blanch is more than a platform; it's a movement towards smarter shopping. We are driving a transformative shift in how individuals use their financial resources, embracing the power of AI. Together, we are reshaping the way people engage with their finances, making every transaction an opportunity for savings and empowerment. Welcome to a world where financial strength unites in one space – welcome to Card Blanch.

Business Model:

Card Blanch operates on a multifaceted business model that aligns with our mission to provide users with a streamlined and rewarding financial management experience. Our model combines user subscriptions, merchant partnerships, cash-back incentives, and interchange fees to create a sustainable ecosystem that benefits both users and stakeholders.

1. User Subscriptions:
Card Blanch offers tiered subscription plans that cater to various user needs and preferences. These subscription plans grant users access to a range of premium features, including AI-powered payments, discount opportunities and credit score optimization. Subscriptions ensure a recurring revenue stream that fuels ongoing platform development and user support.

2. Merchant Partnerships:
We collaborate with a network of merchant partners to offer exclusive discounts and rewards opportunities to our users. Through these partnerships, Card Blanch becomes a valuable channel for merchants to reach a targeted audience and boost sales. Merchants may contribute a portion of the revenue generated from transactions facilitated through our platform, creating a win-win scenario.

3. Cash-Back Incentives and Merchant Rewards:
To enhance user engagement and loyalty, Card Blanch provides cash-back incentives on eligible transactions. We partner with merchants who offer cash-back rewards on purchases made using our platform. Additionally, merchants can leverage our up-sale rewards program, encouraging users to explore a wider range of products and services within their offerings.

4. Interchange Fees:
As users make transactions using their linked bank cards, Card Blanch collects interchange fees – a standard practice in the payment industry. These fees are charged to the merchants for processing transactions and are a significant revenue source for our platform.

5. Premium Services and Add-Ons:
Card Blanch offers premium services and add-ons beyond the basic subscription plans. These additional features cater to users seeking enhanced functionalities or specialized services. By offering value-added services, we create upselling opportunities that further contribute to our revenue streams.

Risk Factors

Investing in the Securities involves a high degree of risk and may result in the loss of your entire investment. Before making an investment decision with respect to the Securities, we urge you to carefully consider the risks described in this section and other factors set forth in this Form C. In addition to the risks specified below, the Company is subject to same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently riskier than more developed companies. Prospective Investors should consult with their legal, tax and financial advisors prior to making an investment in the Securities. The Securities should only be purchased by persons who can afford to lose all of their investment.

Risks Related to the Company's Business and Industry

We have a limited operating history upon which you can evaluate our performance, and accordingly, our prospects must be considered in light of the risks that any new company encounters. The Company is still in an early phase and we are just beginning to implement our business plan. There can be no assurance that we will ever operate profitably. The likelihood of our success should be considered in light of the problems, expenses, difficulties, complications and delays usually encountered by early-stage companies. The Company may not be successful in attaining the objectives necessary for it to overcome these risks and uncertainties.

Global crises such as COVID-19 can have a significant effect on our business operations and revenue projections.

There is an ongoing outbreak of a novel and highly contagious form of coronavirus ("COVID-19"), which the World Health Organization declared a global pandemic on March 11, 2020. The outbreak of COVID-19 has caused a worldwide public health emergency with a substantial number of hospitalizations and deaths and has significantly adversely impacted global commercial activity and contributed to both volatility and material declines in equity and debt markets. The global impact of the outbreak is rapidly evolving, and many national, state, and local governments have reacted by instituting mandatory or voluntary quarantines, travel prohibitions and restrictions, closures or reductions of offices, businesses, schools, retail stores, restaurants, and other public venues and/or cancellations, suspensions and/or postponements of certain events and activities, including certain non-essential government and regulatory activities. Businesses are also implementing their own precautionary measures, such as voluntary closures, temporary or permanent reductions in work force, remote working arrangements and emergency contingency plans.

Such measures, as well as the general uncertainty surrounding the dangers, duration, and impact of COVID-19, are creating significant disruption to supply chains and economic activity, impacting consumer confidence and contributing to significant market losses, including by having particularly adverse impacts on transportation, hospitality, healthcare, tourism, sports,

entertainment and other industries dependent upon physical presence. Technological infrastructure has, and will likely continue to be, strained for so long as mandatory or voluntary quarantines are instituted, which will change, and potentially disrupt, the operations of the Company. As COVID-19 continues to spread, potential additional adverse impacts, including a global, regional or other economic recession of indeterminate duration, are increasingly likely and difficult to assess and, if the spread of COVID-19 is prolonged, it could adversely affect many economies, global financial markets and the Company even after COVID- 19 is contained.

The extent of the impact of COVID-19 on the Company's operational and financial performance will depend on many factors, all of which are highly uncertain and cannot be predicted. Those factors include the duration and scope of the resulting public health emergency; the extent of any related restrictions implemented; the impact of such public health emergency on overall supply and demand, goods and services, investor liquidity, consumer confidence and levels of economic activity; and the extent of its disruption to important global, regional and local supply chains and economic markets. The effects of the COVID-19 pandemic may materially and adversely impact the value, performance and liquidity of the Company.

In addition, COVID-19 and the resulting changes to global businesses and economies likely will adversely impact the business and operations of the Company and therefore the business and operations of the Company. Certain businesses and activities may be temporarily or permanently halted as a result of government or other quarantine measures, voluntary and precautionary restrictions on travel or meetings and other factors, including the potential adverse impact of COVID-19 on the health of key personnel.

Regulatory changes and uncertainties.

The Company operates in a highly regulated industry subject to substantial change. In addition, both its labor and customer base are licensed and regulated by local, state, and federal governments. Policies may be changed for several reasons including, but not limited to economic conditions, public safety, socio-political factors, and such. As policy changes are made by regulators, there is no guarantee that the company will be able to provide services in its current form, which may place a substantial hardship on operations, causing an Investor to lose all or a portion of their investment.

The amount of capital the Company is attempting to raise in this Offering may not be enough to sustain the Company's current business plan.

In order to achieve the Company's near and long-term goals, the Company may need to procure funds in addition to the amount raised in the Offering. There is no guarantee the Company will be able to raise such funds on acceptable terms or at all. If we are not able to raise sufficient capital in the future, we may not be able to execute our business plan, our continued operations may require a significant pivot in strategy and execution, which could cause an Investor to lose all or a portion of their investment.

We may face potential difficulties in obtaining capital

We may have difficulty raising needed capital in the future as a result of, among other factors, our lack of revenue, as well as the inherent business risks associated with our Company and present and future market conditions.

The Company's success depends on the experience and skill of its manager and other key personnel.

In particular, we are dependent on our managers. The loss of the Managers, the Principals or any other key personnel could harm the Company's business, financial condition, cash flow and performance. Accordingly, you should not invest in the Company unless you are willing to entrust all aspects of the management of the Company and the investment decisions we make on the behalf of the Company.

Although dependent on certain key personnel, the Company does not have any key person life insurance policies on any such people

We are dependent on certain key personnel in order to conduct our operations and execute our business plan, however, the Company has not purchased any insurance policies with respect to those individuals in the event of their death or disability. Therefore, if any of these personnel die or become disabled, the Company will not receive any compensation to assist with such person's absence. The loss of such person could negatively affect the Company and our operations. We have no way to guarantee key personnel will stay with the Company, as many states do not enforce non- competition agreements, and therefore acquiring key man insurance will not ameliorate all of the risk of relying on key personnel.

Damage to our reputation could negatively impact our business, financial condition and results of operations.

Our reputation and the quality of our brand are critical to our business and success and will be critical to our success as we form and advise new markets. Any incident that erodes confidence in our brand could significantly reduce the Company's value and damage our business. We may be adversely affected by any negative publicity, regardless of its accuracy. Also, there has been a marked increase in the use of social media platforms and similar devices, including blogs, social media websites and other forms of internet-based communications that provide individuals with access to a broad audience. The availability of information on social media platforms is virtually immediate as is its impact. Information posted may be adverse to our interests or may be inaccurate, each of which may harm our performance, prospects or business. The harm may be immediate and may disseminate rapidly and broadly, without affording us an opportunity for redress or correct.

Risks Related to the Offering

The U.S. Securities and exchange Commission does not pass upon the merits of the Securities or the terms of the Offering, nor does it pass upon the accuracy or completeness of any Offering document or literature.

You should not rely on the fact that our Form C is accessible through the U.S. Securities and Exchange Commission's EDGAR filing system as an approval, endorsement or guarantee of compliance as it relates to this Offering. The U.S. Securities and Exchange Commission has not reviewed this Form C, nor any document or literature related to this Offering.

Neither the Offering nor the Securities have been registered under federal or state securities laws.

No governmental agency has reviewed or passed upon this Offering or the Securities. Neither the Offering nor the Securities have been registered under federal or state securities laws. Investors will not receive any of the benefits available in registered Offerings, which may include access to quarterly and annual financial statements that have been audited by an independent accounting firm. Investors must therefore assess the adequacy of disclosure and the fairness of the terms of this Offering based on the information provided in this Form C and the accompanying exhibits.

The Company's management may have broad discretion in how the Company uses the net proceeds of the Offering.

Unless the Company has agreed to a specific use of the proceeds from the Offering, the Company's management will have considerable discretion over the use of proceeds from the Offering. You may not have the opportunity, as part of your investment decision, to assess whether the proceeds are being used appropriately.

The Company has the right to limit individual Investor commitment amounts based on the Company's determination of an Investor's sophistication.

The Company may prevent any Investor from committing more than a certain amount in this Offering based on the Company's determination of the Investor's sophistication and ability to assume the risk of the investment. This means that your desired investment amount may be limited or lowered based solely on the Company's determination and not in line with relevant investment limits set forth by the Regulation CF rules. This also means that other Investors may receive larger allocations of the Offering based solely on the Company's determination.

The Company has the right to extend the Offering Deadline.

The Company may extend the Offering Deadline beyond what is currently stated herein. This means that your investment may continue to be held in escrow while the Company attempts to raise the Target Amount even after the Offering Deadline stated herein is reached. While you have the right to cancel your investment in the event the Company extends the Offering Deadline, if you choose to reconfirm your investment, your investment will not be accruing interest during this time and will simply be held until such time as the new Offering Deadline is reached without the Company receiving the Target Amount, at which time it will be returned to you without interest or deduction, or the Company receives the Target Amount, at which time it will be released to the Company to be used as set forth herein. Upon or shortly after the release of such funds to the Company, the Securities will be issued and distributed to you.

The Company may also end the Offering early.

If the Target Offering Amount is met after 21 calendar days, but before the Offering Deadline, the Company can end the Offering by providing notice to Investors at least 5 business days prior to the end of the Offering. This means your failure to participate in the Offering in a timely manner, may prevent you from being able to invest in this Offering – it also means the Company may limit the amount of capital it can raise during the Offering by ending the Offering early.

The Company has the right to conduct multiple closings during the Offering.

If the Company meets certain terms and conditions, an intermediate close of the Offering can occur, which will allow the Company to draw down on half of the proceeds committed and captured in the Offering during the relevant period. The Company may choose to continue the Offering thereafter. Investors should be mindful that this means they can make multiple investment commitments in the Offering, which may be subject to different cancellation rights. For example, if an intermediate close occurs and later a material change occurs as the Offering continues, Investors whose investment commitments were previously closed upon will not have the right to re-confirm their investment as it will be deemed to have been completed prior to the material change.

Risks Related to the Securities

The Securities will not be freely tradable under the Securities Act until one year from the initial purchase date. Although the securities may be tradable under federal securities law, state securities regulations may apply, and each Investor should consult with their attorney.

You should be aware of the long-term nature of this investment. There is not now and likely will not ever be a public market for the Securities. Because the Securities have not been registered under the Securities Act or under the securities laws of any state or foreign jurisdiction, the Securities have transfer restrictions and cannot be resold in the United States except pursuant to Rule 501 of Regulation CF. It is not currently contemplated that registration under the Securities Act or other securities laws will be affected. Limitations on the transfer of the Securities may also adversely affect the price that you might be able to obtain for the Securities in a private sale. Investors should be aware of the long-term nature of their investment in the Company. Each Investor in this Offering will be required to represent that they are purchasing the Securities for their own account, for investment purposes and not with a view to resale or distribution thereof.

Although Investors will have no right to voluntarily withdraw capital from the Company or withdraw their Securities, in certain circumstances they may be forced to withdraw from the Company.

An Investor may be forced to withdraw from the Company if the Company reasonably determines that it is necessary or desirable to do so in order to comply with applicable law or

regulations, or to avoid a material adverse effect on the Company or the other holders of securities in the Company.

Investors will have no right to control the Company's operations.

The Investors will have no opportunity to control the day-to-day operations of the Company, including, without limitation, the investment and disposition decisions of the Portfolio Companies. In order to safeguard your limited liability for the liabilities and obligations of the Company, you must rely entirely on the Manager and Principals to conduct and manage the business affairs of the Company

Investors will not be entitled to any inspection or information rights other than those required by law.

Investors will not have the right to inspect the books and records of the Company or to receive financial or other information from the Company, other than as required by law. Other security holders of the Company may have such rights. Regulation CF requires only the provision of an annual report on Form C and no additional information. Additionally, there are numerous methods by which the Company can terminate annual report obligations, resulting in no information rights, contractual, statutory or otherwise, owed to Investors. This lack of information could put Investors at a disadvantage in general and with respect to other security holders, including certain security holders who have rights to periodic financial statements and updates from the Company such as quarterly unaudited financials, annual projections and budgets, and monthly progress reports, among other things.

The Company may never undergo a liquidity event and Investors may have to hold the Securities indefinitely.

The Company may never undergo a liquidity event such as a repurchase of the Securities by the Company, a sale of the Company or an initial public or coin offering. If a liquidity event does not occur, Investors could be left holding the Securities in perpetuity. The Securities have numerous transfer restrictions and will likely be highly illiquid, with no secondary market on which to sell them. The Securities have no voting rights or ability to direct the Company or its actions.

The Securities may be significantly diluted as a consequence of subsequent equity financings.

The Company's equity securities will be subject to dilution. The Company may issue additional equity to third-party financing sources in amounts that are uncertain at this time, and as a consequence holders of the Securities will be subject to dilution in an unpredictable amount. Such dilution may reduce the Investor's economic interests in the Company. The amount of additional financing needed by the Company will depend upon several contingencies not foreseen at the time of this Offering. Generally, additional financing (whether in the form of loans or the issuance of other securities) will be intended to provide the Company with enough capital to reach the next major corporate milestone. If the funds received in any additional

financing are not sufficient to meet the Company's needs, the Company may have to raise additional capital at a price unfavorable to their existing investors, including the holders of the Securities. The availability of capital is at least partially a function of capital market conditions that are beyond the control of the Company. There can be no assurance that the Company will be able to accurately predict the future capital requirements necessary for success or that additional funds will be available from any source. Failure to obtain financing on favorable terms could dilute or otherwise severely impair the value of the Securities.

The Securities may be substantially different from other equity securities offered or issued by the Company.

The Securities may be materially different from the other equity securities of the Company in many ways, including, but not limited to, liquidation preferences, dividend rights, or anti-dilution protection. The Securities may not provide the holders of such Securities with the same rights, preferences, protections, and other benefits or privileges provided to other investors of the Company.

In the event of the dissolution or bankruptcy of the Company, Investors will not be treated as debt holders and therefore are unlikely to recover any proceeds.

In the event of the dissolution or bankruptcy of the Company, the holders of the Securities will be entitled to distributions as described in the Securities. This means that such holders will only receive distributions once all of the creditors and more senior security holders, including any holders of preferred membership interests, have been paid in full. Neither holders of the Securities can be guaranteed any proceeds in the event of the dissolution or bankruptcy of the Company.

There is no guarantee of a return on an Investor's investment.

There is no assurance that an Investor will realize a return on their investment or that they will not lose their entire investment. For this reason, each Investor should read this Form C and all exhibits carefully and should consult with their attorney and business advisor prior to making any investment decision.

IN ADDITION TO THE RISKS LISTED ABOVE, RISKS AND UNCERTAINTIES NOT PRESENTLY KNOWN, OR WHICH WE CONSIDER IMMATERIAL AS OF THE DATE OF THIS FORM C, MAY ALSO HAVE AN ADVERSE EFFECT ON OUR BUSINESS AND RESULT IN THE TOTAL LOSS OF YOUR INVESTMENT.

The Offering

Minimum Amount of the Securities Offered	10,000
Total Amount of the Securities Outstanding After Offering (if Target Offering Amount Met)	8,000,000
Maximum Amount of the Securities Offered	618,000
Total Amount of the Securities Outstanding after Offering (if Maximum Offering Amount is Met)	8,000,000
Price Per Security	$1.00
Minimum Individual Purchase Amount	$300
Offering Deadline	April 1, 2024
Use of Proceeds	See Question 8
Voting Power	See Question 13

*The Company reserves the right to amend the Minimum Individual Purchase Amount, in its sole discretion. In particular, the Company may elect to participate in one of the Intermediary's special investment programs and may offer alternative Minimum Individual Purchase Amounts to Investors participating in such programs without notice.

Card Blanch Inc. ("Company") is offering securities under Regulation CF, through PicMii Crowdfunding LLC ("PicMii"). PicMii is a FINRA/SEC registered funding portal and will receive cash compensation equal to 4.5% of the value of the securities sold through Regulation CF. The issuer is also responsible for fees associated with transactions and escrow. Investments made under Regulation CF involve a high degree of risk and those investors who cannot afford to lose their entire investment should not invest.

The Company plans to raise between $10,000 and $618,000 through an offering under Regulation CF. Specifically, if we reach the Minimum Raise Amount of $10,000, we may conduct the first of multiple or rolling closings of the offering early if we provide notice about the new offering deadline at least five business days prior to such new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). Oversubscriptions will be allocated on a first come, first served basis. Changes to the offering, material or otherwise, occurring after a closing, will only impact investments which have not yet to be closed.

In the event The Company fails to reach the minimum offering amount of $10,000, any investments made under the offering will be cancelled and the investment funds will be returned to the investor.

7. What is the purpose of this offering?
If the maximum offering amount is raised, our anticipated use of proceeds is as follows in Question 8.

8. How does the issuer intend to use the proceeds of this offering?

	% of Capital if Target Offering Amount Raised	Amount if Target Offering Amount Raised	% of Capital if Maximum Offering Amount Raised	Amount if Maximum Offering Amount Raised
PicMii Portal Fee	4.5%	$450	4.5%	$27,810
Research & Development	30%	$3,000	30%	$185,400
Legal Fees	10%	$1,000	10%	$61,800
Operations	10%	$1,000	10%	$61,800
Marketing	45.5%	$4,550	45.5%	$281,190
Total	100%	$10,000	100%	$618,000

*We reserve the right to change the above use of proceeds if management believes it is in the best interest of the Company.

9. How will the issuer complete the transaction and deliver securities to the investors?

Manage Own Records - In entering into an agreement on PicMii Crowdfunding's Funding Portal to purchase securities, both investors and the Company must agree that a transfer agent, which keeps records of our outstanding Common Stock (the "Securities"), will issue digital Securities in the investor's name (a paper certificate will not be printed) or that the Company is capable of maintaining investment records on their own. In this Case, they will be managing their records on their own. Stock ownership is recorded in the company's electronic books and records, which may be kept online if directed by the Board, with issuance and transfers of stock made electronically.

10. How can an investor cancel an investment commitment?

You may cancel an investment commitment for any reason until 48 hours prior to the deadline identified in the offering PicMii will notify investors when the target offering amount has been met. If the issuer reaches the target offering amount prior to the deadline identified in the offering materials, it may close the offering early if it provides notice about the new offering deadline at least five business days prior to such new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). PicMii Crowdfunding will notify investors when the target offering amount has been met. If an investor does not cancel an investment commitment before the 48-hour period prior to the offering deadline, the funds will be released to the issuer upon closing of the offering and the investor will receive securities in exchange for his or her investment. If an investor does not reconfirm his or her investment commitment after a material change is made to the offering, the investor's investment commitment will be cancelled, and the committed funds will be returned.

11. Can the company perform multiple closings or rolling closings for the offering?

If we reach the target offering amount prior to the offering deadline, we may conduct the first of multiple closings of the offering early, if we provide notice about the new offering deadline at least five business days prior (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). Thereafter, we may conduct additional closings until the offering deadline. We will issue Securities in connection with each closing. Oversubscriptions will be allocated on a first come, first served basis. Changes to the offering, material or otherwise, occurring after a closing, will only impact investments which have yet to be closed.

Ownership and Capital Structure

The Offering

12. Describe the terms of the securities being offered.

Card Blanch Inc. is offering securities in the form of Simple Agreements for Future Equity ("SAFE"), which provides investors the right to preferred stock in the Company ("Preferred Stock"), when and if the Company sponsors an equity offering that involves Preferred Stock, on the standard terms offered to other investors.

SAFE: $6M Post Money Valuation Cap
Discount Rate: 60%
Target Offering: $10,000 | 10,000 Securities
Maximum Offering Amount: $618,000 | 618,000 Securities
Type of Security: SAFE
Offering Deadline: April 1, 2024
Minimum Investment: $300

Conversion to Preferred Equity: Based on SAFE, when Card Blanch engages in an offering of equity interests involving preferred stock, Investors will receive a number of shares of preferred stock calculated using the method that results in the greater number of preferred stock:

The total value of the investors investment divided by:

(i) The price of preferred stock issued to new investors multiplied by the discount rate (60%), or if the valuation for the company is more than $6,000,000 (the "Valuation Cap"), (ii) the amount invested by the investor divided by the quotient of the Valuation Cap divided by the total amount of the Company's capitalization at that time.

Additional Terms of the Valuation Cap: For purposes of (ii) above, the Company's capitalization calculated as of immediately prior to the Equity Financing and (without double-counting, in each case calculated on an as-converted to Common Stock basis):

- Includes all shares of Capital Stock issued and outstanding
- Includes all Converting Securities
- Includes all (i) issued and outstanding Options and (ii) Promised Options; and
- Includes the Unissued Option Pool, except that any increase to the Unissued Option Pool in connection with the Equity Financing shall only be included to the extent that the number of Promised Options exceeds the Unissued Option Pool prior to such increase.

Liquidity Events: If the Company has an initial public offering or is acquired by, merged with or otherwise taken over by another company or new owners prior to Investors in the SAFEs receiving preferred stock, Investors will receive proceeds equal to the greater of (i) the Purchase Amount (the "Cash-Out Amount") or (ii) the amount payable on the number of shares of Common Stock equal to the Purchase Amount divided by the Liquidity Price (the "Conversion Amount").

Liquidity Priority: In a Liquidity Event or Dissolution Event, the SAFE is intended to operate like standard nonparticipating Preferred Stock. The Investor's right to receive its Cash-Out Amount is:

(i)   Junior to payment of outstanding indebtedness and creditor claims, including contractual claims for payment and convertible promissory notes (to the extent such convertible promissory notes are not actually or notionally converted into Capital Stock);

(ii)   On par with payments for other SAFEs and/or Preferred Stock, and if the applicable proceeds are insufficient to permit full payments to the Investor and such other SAFEs and/or Preferred Stock, the applicable proceeds will be distributed pro rata to the Investor and such other SAFEs and/or Preferred Stock in proportion to the full payments that would otherwise be due; and

(iii)   Senior to payments for Common Stock.

The Minimum Individual Purchase Amount accepted under this Regulation CF Offering is $300. The Company must reach its Target Offering Amount of $10,000 by April 1, 2024 (the "Offering Deadline"). Unless the Company raises at least the Target Offering Amount of $10,000 under the Regulation CF offering by the Offering Deadline, no securities will be sold in this Offering, investment commitments will be cancelled, and committed funds will be returned.

13. Do the securities offered have voting rights? Voting Rights and Proxy:

The SAFEs convert into Preferred Stock, which do not have voting rights.

14. Are there any limitations on any voting or other rights identified above?

See Question 13.

15. How may the terms of the securities being offered be modified?
We may choose to modify the terms of the securities before the offering is completed. However, if the terms are modified, and we deem it to be a material change, we need to contact you and

you will be given the opportunity to reconfirm your investment. Your reconfirmation must be completed within five business days of receipt of the notice of a material change, and if you do not reconfirm, your investment will be cancelled and your money will be returned to you.

Restrictions on Transfer of the Securities Offered

The securities being offered may not be transferred by any purchaser of such securities during the one-year period beginning when the securities were issued, unless such securities are transferred:

- to the issuer;
- to an accredited investor;
- as part of an offering registered with the U.S. Securities and Exchange Commission; or to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.
- The term "accredited investor" means any person who comes within any of the categories set forth in Rule 501(a) of Regulation D, or who the seller reasonably believes comes within any of such categories, at the time of the sale of the securities to that person. The term "member of the family of the purchaser or the equivalent" includes a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law of the purchaser, and includes adoptive relationships. The term "spousal equivalent" means a cohabitant occupying a relationship generally equivalent to that of a spouse.

Description of Issuer's Securities

16. What other securities or classes of securities of the issuer are outstanding? Describe the material terms of any other outstanding securities or classes of securities of the issuer.

Class of Security	Amount Authorized	Amount Outstanding	Reserved Options	Convertible Note/SAFEs	Voting Rights
Common	10,000,000	8,000,000	N/A	N/A	Yes
Preferred	2,000,000	0	N/A	N/A	No

Options, Warrants and Other Rights

17. How may the rights of the securities being offered be materially limited, diluted or qualified by the rights of any other class of securities?

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the company issuing additional shares. In other words, when the company issues

more shares, the percentage of the company that you own will go down, even though the value of the company may go up. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, angel investment), employees exercising stock options, or by conversion of certain instruments (e.g., convertible bonds, preferred shares or warrants) into stock. If the company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the company offers dividends, and most early-stage companies are unlikely to offer dividends, preferring to invest any earnings into the company)

18. Are there any differences not reflected above between the securities being offered and each other class of security of the issuer?

Card Blanch is offering a Simple Agreement for Future Equity (SAFE) in this offering. This SAFE involves committing an investment in exchange for a discount rate and valuation cap if that investment later converts into Preferred Stock at a later date. Investors must understand that they are not purchasing equity at this time and no shares will be issued at this time.

Additionally, this SAFE converts into Preferred Stock. The Company has both Common Stock and Preferred Stock authorized. Investors should understand that although these shares have the same share price, they come with different rights. Preferred Stock is senior to common stock for repayment in the event of liquidation of the Company, however Preferred Stock does not come with voting rights.

19. How could the exercise of rights held by the principal owners identified in Question 5 above affect the purchasers of Securities being offered?

The holder of a majority of the voting rights in the company may make decisions with which you disagree, or that negatively affect the value of your investment in the company, and you will have no recourse to change those decisions. Your interests may conflict with the interests of other investors, and there is no guarantee that the company will develop in a way that is advantageous to you. For example, the majority shareholder may decide to issue additional shares to new investors, sell convertible debt instruments with beneficial conversion features, or make decisions that affect the tax treatment of the company in ways that may be unfavorable to you. Based on the risks described above, you may lose all or part of your investment in the securities that you purchase, and you may never see positive returns.

20. How are the securities being offered valued? Include examples of methods for how such securities may be valued by the issuer in the future, including during subsequent corporate actions.

The securities being offered are valued at the issuer's discretion. An early-stage company typically sells its shares (or grants options over its shares) to its founders and early employees at a very low cash cost, because they are, in effect, putting their "sweat equity" into the company.

When the company seeks cash investments from outside investors, like you, the new investors typically pay a much larger sum for their shares than the founders or earlier investors, which means that the cash value of your stake is immediately diluted because each share of the same type is worth the same amount, and you paid more for your shares than earlier investors did for theirs.

There are several ways to value a company, and none of them is perfect and all of them involve a certain degree of guesswork. Any of these methods, plus others, may be used to determine valuation in the future:

Liquidation Value - The amount for which the assets of the company can be sold, minus the liabilities owed, e.g., the assets of a bakery include the cake mixers, ingredients, baking tins, etc. The liabilities of a bakery include the cost of rent or mortgage on the bakery. However, this value does not reflect the potential value of a business, e.g., the value of the secret recipe. The value for most startups lies in their potential, as many early stage companies do not have many assets.

Book Value - This is based on analysis of the company's financial statements, usually looking at the company's balance sheet as prepared by its accountants. However, the balance sheet only looks at costs (i.e., what was paid for the asset), and does not consider whether the asset has increased in value over time. In addition, some intangible assets, such as patents, trademarks or trade names, are very valuable but are not usually represented at their market value on the balance sheet.

Earnings Approach - This is based on what the investor will pay (the present value) for what the investor expects to obtain in the future (the future return), taking into account inflation, the lost opportunity to participate in other investments, the risk of not receiving the return. However, predictions of the future are uncertain and valuation of future returns is a best guess.

Different methods of valuation produce a different answer as to what your investment is worth. Typically, liquidation value and book value will produce a lower valuation than the earnings approach. However, the earnings approach is also most likely to be risky as it is based on many assumptions about the future, while liquidation value and book value are much more conservative.

Future investors (including people seeking to acquire the company) may value the company differently. They may use a different valuation method, or different assumptions about the company's business and its market. Different valuations may mean that the value assigned to your investment changes. It frequently happens that when a large institutional investor such as a venture capitalist makes an investment in a company, it values the company at a lower price than the initial investors did. If this happens, the value of the investment would go down.

21. What are the risks to purchasers of the securities relating to minority ownership in the issuer?

The company's Certificate of Incorporation or Bylaws can be amended by the holders of a majority of the issued and outstanding shares of the Company. As minority owners, the crowdfunding investors are subject to the decisions made by the majority owners. The issued and outstanding shares of common stock give management voting control of the company. As a minority owner, you may be outvoted on issues that impact your investment, such as, among other things: (a) the liquidation, dissolution or winding up of the company, or effecting any merger or consolidation; (b) amendment of any provision of the Certificate of Incorporation or Bylaws; (c) creation and issuance of other securities having rights, preferences or privileges senior to the common stock sold to the crowdfunding investors, or increasing the authorized number of shares of stock of the company; or (d) creation of any debt security.

22. What are the risks to purchasers associated with corporate actions including:

1. Additional issuances of securities
2. Issuer repurchases of securities
3. A sale of the issuer or of assets of the issuer
4. Transactions with related parties

The authorization and issuance of additional shares of the company's common stock will dilute the ownership of the crowdfunding investors. As a result, if the company achieves profitable operations in the future, its net income per share will be reduced because of dilution, and the market price of the company's common stock, if there is a market price, could decline as a result of the additional issuances of securities. If the company repurchases securities, so that the above risk is mitigated, and there are fewer shares of common stock outstanding, the company may not have enough cash available for marketing expenses, growth, or operating expenses to reach our goals. If we do not have enough cash to operate and grow, we anticipate the market price of our securities would decline. A sale of the company or of all of the assets of the company may result in an entire loss of your investment. We cannot predict the market value of the company or its assets, and the proceeds of a sale may not be cash, but instead, unmarketable securities, or an assumption of liabilities. It is unlikely that in the near term, a sale would result in a premium that is significant enough over book value to generate a return to our investors. We may need to negotiate with a related party for additional capital. No assurance can be given that such funds will be available or, if available, will be on commercially reasonable terms satisfactory to us. Even if such financing is available, it may be on terms that are materially adverse to your interests with respect to dilution of book value, dividend preferences, liquidation preferences, or other terms.

23. Describe the material terms of any indebtedness of the issuer:

Creditor(s)	Amount Outstanding	Interest Rate	Maturity Date
N/A	N/A	N/A	N/A

24. What other exempt offerings has the Company conducted within the past three years?

Name: Preferred Stock sold on April, 2022
Type of Security: Preferred Stock
Final Amount Sold: $1,019,665
Use of Proceeds: The net proceeds were used for Research & Development and Marketing
Regulatory Exemption: Regulation Crowdfunding

25. Was or is the issuer or any entities controlled by or under common control with the issuer a party to any transaction since the beginning of the issuer's last fiscal year, or any currently proposed transaction, where the amount involved exceeds five percent of the aggregate amount of capital raised by the issuer in reliance on Section 4(a)(6) of the Securities Act during the preceding 12-month period, including the amount the issuer seeks to raise in the current offering, in which any of the following persons had or is to have a direct or indirect material interest:

1. **Any director or officer of the issuer;**
2. **Any person who is, as of the most recent practicable date, the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power;**
3. **If the issuer was incorporated or organized within the past three years, any promoter of the issuer; or**
4. **Any immediate family members of any of the foregoing persons.**

N/A

Financial Condition of the Issuer

26. Does the issuer have an operating history?

Operating History of Card Blanch:

1. **Incorporation:** Card Blanch was incorporated on May 25, 2021.
2. **Partnership with Visa:** Shortly after its inception, Card Blanch secured a strategic partnership with Visa. This collaboration signifies Card Blanch's ability to establish meaningful industry relationships from early on.
3. **Seed Funding:** Card Blanch achieved a significant milestone by successfully raising $500,000 in seed funding. This infusion of capital is crucial for startups to develop and scale their operations.
4. **Parent Company's Track Record:** Card Blanch benefits from the solid track record of its parent company, which boasts 12 years of experience in the industry. The parent company has consistently generated $2.5 million in yearly revenue, demonstrating its stability and expertise.
5. **Experienced FinTech Team:** Card Blanch has assembled a highly experienced team specializing in financial technology (FinTech). The team's collective expertise contributes to the company's competitive advantage and innovative capabilities.

6. **Client Base:** Card Blanch has already identified and engaged with more than 50 potential clients. This early interest from potential customers is a positive indication of the market demand for Card Blanch's offerings.
7. **Market Opportunity:** Card Blanch operates in a vast market with an estimated opportunity size of $11 billion. This market potential underscores the substantial growth prospects available to the company if it can effectively tap into this market.

In summary, Card Blanch has made significant strides since its incorporation, including forming a strategic partnership, securing seed funding, benefiting from its parent company's track record, assembling an experienced team, and identifying a substantial client base in a large market. These achievements collectively position Card Blanch for continued growth and success in the fintech industry.

27. Describe the financial condition of the issuer, including, to the extent material, liquidity, capital resources and historical results of operations.

Revenue
Revenue for 2022 was $0, compared to $0 in 2021. Card Blanch is still pre-revenue.

Expenses

The Company's expenses consist of, among other things Advertising and Marketing, General and Admin Business, Legal and Accounting Services, Contracted Services, Utilities, Taxes and Licenses, and Office Exepenses/Rent. Total expenses in 2022 increased by approximately $30,000 from 2021, from $231,876.51 to $361,093.95. This slight increase is a result of additional legal and accounting services required in 2022.

Historical results and cash flows:
The Company is currently in the pre-revenue stage.

Cash was primarily generated through fundraising. In 2022 Card Blanch saw $628,895 from financing activities. Our goal is to see similar percentage increases in cash flows will occur in each of the next 2-3years. Total cash at the end of 2022 was $32,903.16.

Liquidity and Capital Resources

What capital resources are currently available to the Company? (Cash on hand, existing lines of credit, shareholder loans, etc...)
The company had approximately $32,903.16 cash on hand as of December 31, 2022 and $109,622.90 in 2021.

Are the funds from this campaign necessary for the viability of the company? (Of the total funds that your company has, how much of that will be made up of funds raised from the

crowdfunding campaign?)
Funds from this campaign are not necessary for the viability of the company but will greatly improve its financial standing.

Are there any additional future sources of capital available to your company? (Required capital contributions, lines of credit, contemplated future capital raises, etc...)
We have not contemplated any additional future sources of capital at this time.

28. Include the financial information specified by regulation, covering the two most recently completed fiscal years or the period(s) since inception if shorter.
See Exhibit A

29. With respect to the issuer, any predecessor of the issuer, any affiliated issuer, any director, officer, general partner or managing member of the issuer, any beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated in the same form as described in Question 6 of this Question and Answer format, any promoter connected with the issuer in any capacity at the time of such sale, any person that has been or will be paid (directly or indirectly) remuneration for solicitation of purchasers in connection with such sale of securities, or any general partner, director, officer or managing member of any such solicitor, prior to May 16, 2016:

1. **Has any such person been convicted, within 10 years (or five years, in the case of issuers, their predecessors and affiliated issuers) before the filing of this offering statement, of any felony or misdemeanor:**
   i. In connection with the purchase or sale of securities?
   ii. Involving the making of any false filing with the commission?
   iii. Arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, investment advisor, funding portal or paid solicitor of purchasers of securities?
2. **Is any such person subject to any order, judgment or decree of any court of competent jurisdiction, entered within five years before the filing of the information required by Section 4A(b) of the Securities Act that, at the time of filing of this offering statement, restrains or enjoins such person from engaging or continuing to engage in any conduct or practice:**
   i. In connection with the purchase or sale of any security?
   ii. Involving the making of any false filing with the Commission?
   iii. Arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, investment advisor, funding portal or paid solicitor of purchasers of securities?
3. **Is any such person subject to a final order of a state securities commission (or an agency or officer of a state performing like functions); a state authority that supervises or examines banks, savings associations or credit unions; a state insurance commission (or an agency or officer of a state performing like functions); an appropriate federal banking agency; the U.S. Commodity Futures Trading Commission; or the National Credit Union Administration that:**
   i. At the time of the filing this offering statement bars the person from:

1.   **Association with an entity regulated by such commission, authority, agency or officer?**
2.   **Engaging in business of securities, insurance, or banking?**
3.   **Engaging in savings association or credit union activities?**

ii. constitutes a final order based on a violation of any law or regulation that prohibits fraudulent, manipulative or deceptive conduct and for which the order was entered within the 10-year period ending on the date of the filing of this offering statement?

4.   **Is any such person subject to an order of the Commission entered pursuant to Section 15(b) or 15B(c) of the Exchange Act or Section 203(e) or (f) of the Investment Advisers Act of 1940 that, at the time of the filing of this offering statement:**
     i. Suspends or revokes such person's registration as a broker, dealer, municipal securities dealer, investment advisor or funding portal?
     ii. Places limitations on the activities, functions or operations of such person?
     iii. Bars such person from being associated with any entity or from participating in the offering of any penny stock?
5.   **Is any such person subject to any order of the Commission entered within five years before the filing of this offering statement that, at the time of the filing of this offering statement, orders the person to cease and desist from committing or causing a violation or future violation of:**
     i. Any scienter-based anti-fraud provision of the federal securities laws, including without limitation Section 17(a)(1) of the Securities Act, Section 10(b) of the Exchange Act, Section 15(c)(1) of the Exchange Act and Section 206(1) of the Investment Advisors Act of 1940 or any other rule or regulation thereunder?
     ii. Section 5 of the Securities Act?
6.   **Is any such person suspended or expelled from membership in, or suspended or barred from association with a member of, a registered national securities exchange or a registered national or affiliated securities association for any act or omission to act constituting conduct inconsistent with just and equitable principles of trade?**
7.   **Has any such person filed (as a registrant or issuer), or was any such person or was any such person named as an underwriter in, any registration statement or Regulation A offering statement filed with the Commission that, within five years before the filing of this offering statement, was the subject of a refusal order, stop order, or order suspending the Regulation A exemption, or is any such person, at the time of such filing, the subject of an investigation or proceeding to determine whether a stop order or suspension order should be issued?**
8.   **Is any such person subject to a United States Postal Service false representation order entered within five years before the filing of the information required by Section 4A(b) of the Securities Act, or is any such person, at the time of filing of this offering statement, subject to a temporary restraining order or preliminary injunction with respect to conduct alleged by the United States Postal Service to constitute a scheme or device for obtaining money or property through the mail by means of false representations?**

Card Blanch Inc. answers 'NO' to all of the above questions.

Other Material Information

30. In addition to the information expressly required to be included in this Form, include: any other material information presented to investors; and such further material information, if any, as may be necessary to make the required statements, in the light of the circumstances under which they are made, not misleading. The following documents are being submitted as part of this offering:

Financials: See Exhibit A

Offering Page: See Exhibit B

Subscription Agreement: See Exhibit C

Articles of Incorporation: Exhibit D

Bylaws: Exhibit E

Exhibit A

Reviewed Financials

Management Report

Card Blanch, Inc.
For the period ended December 31, 2022



Prepared by
Royallex, Inc.

Prepared on
February 6, 2023

Table of Contents

Independent Accountant's Review Report

To the Board of Directors

Card Blanch, Inc.

We have reviewed the accompanying financial statements of Card Blanch, Inc., which comprise the balance sheet as of December 31, 2022, and the related statement of income, statement of equity and statement of cash flows for the period then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements taken as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements.

Management is responsible for the preparation and fair presentation of the financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of the financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility.

Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion.

Based on our review, we are not aware of any material modification that should be made to the accompanying financial statements in order for them to be in conformity with accounting principles generally accepted in the United States of America.

Royallex, Inc.
Vitalii Luzhentsov

Profit and Loss

January - December 2022

	NOTES	Total	
		Jan - Dec 2022	Jan - Dec 2021 (PP)
INCOME			
Total Income			
GROSS PROFIT		0.00	0.00
EXPENSES			
6100 Advertising & Marketing Expenses	2	5,300.00	
6200 General & Admin Business Expenses	3	4,133.80	5,106.07
6300 Legal & Accounting Services Expenses	4	42,371.36	18,909.64
6400 Contracted Services Expenses	5	208,393.06	207,391.00
6600 Utilities	6	196.80	244.80
9900 Taxes & Licenses	7	450.00	225.00
Office expenses	8	119.10	
Rent	9	129.83	
Total Expenses		261,093.95	231,876.51
NET OPERATING INCOME		-261,093.95	-231,876.51
OTHER EXPENSES			
Exchange Gain or Loss		204.23	
Total Other Expenses		204.23	0.00
NET OTHER INCOME		-204.23	0.00
NET INCOME		$ -261,298.18	$ -231,876.51

Balance Sheet

As of December 31, 2022

	NOTES	Total	
		As of Dec 31, 2022	As of Dec 31, 2021 (PP)
ASSETS			
Current Assets			
Bank Accounts			
1010 Mercury CFG (C) | USD		732.00	
1050 BofA (C) | USD		32,171.16	109,622.90
Total Bank Accounts		**32,903.16**	**109,622.90**
Other Current Assets			
1261 Loans to Shareholders		0.00	36,000.00
Total Other Current Assets		**0.00**	**36,000.00**
Total Current Assets		**32,903.16**	**145,622.90**
Other Assets			
1810 Receivables from Related Parties		31.00	
Total Other Assets		**31.00**	**0.00**
TOTAL ASSETS		**$32,934.16**	**$145,622.90**
LIABILITIES AND EQUITY			
Liabilities			
Current Liabilities			
Accounts Payable			
2110 Accounts Payable (A|P) | USD		25,850.00	9,172.64
2111 Accounts Payable (A|P) | EUR		3,187.08	
Total Accounts Payable		**29,037.08**	**9,172.64**
Other Current Liabilities			
2120 Short-term Business Loans		0.00	500,000.00
2150 Short-term Loans from Shareholders		0.00	150.00
Total Other Current Liabilities		**0.00**	**500,150.00**
Total Current Liabilities		**29,037.08**	**509,322.64**
Long-Term Liabilities			
2710 Simple Agreement for Future Equity (SAFE)		458,987.00	330,742.00
Total Long-Term Liabilities		**458,987.00**	**330,742.00**
Total Liabilities		**488,024.08**	**840,064.64**
Equity			
3100 Common Stock		800.00	
3500 Additional Paid-In Capital or Surplus		499,850.00	
3900 Retained Earnings		-694,441.74	-462,565.23
Net Income		-261,298.18	-231,876.51
Total Equity		**-455,089.92**	**-694,441.74**
TOTAL LIABILITIES AND EQUITY		**$32,934.16**	**$145,622.90**

Statement of Cash Flows

January - December 2022

	NOTES	Total
OPERATING ACTIVITIES		
Net Income		-261,298.18
Adjustments to reconcile Net Income to Net Cash provided by operations:		
1261 Loans to Shareholders		36,000.00
2110 Accounts Payable (A|P) | USD		16,677.36
2111 Accounts Payable (A|P) | EUR		3,187.08
2120 Short-term Business Loans		-500,000.00
2150 Short-term Loans from Shareholders		-150.00
Total Adjustments to reconcile Net Income to Net Cash provided by operations:		**-444,285.56**
Net cash provided by operating activities		**-705,583.74**
INVESTING ACTIVITIES		
1810 Receivables from Related Parties		-31.00
Net cash provided by investing activities		**-31.00**
FINANCING ACTIVITIES		
2710 Simple Agreement for Future Equity (SAFE)		128,245.00
3100 Common Stock		800.00
3500 Additional Paid-In Capital or Surplus		499,850.00
Net cash provided by financing activities		**628,895.00**
NET CASH INCREASE FOR PERIOD		**-76,719.74**
Cash at beginning of period		109,622.90
CASH AT END OF PERIOD		**$32,903.16**

A/R Aging Detail

This report contains no data for your specified date range.

A/P Aging Detail

As of December 31, 2022

Date	Transaction Type	Num	Vendor	Due Date	Past Due	Amount	Open Balance
91 or more days past due							
06/22/2021	Bill	2105-3107	Integrated Solutions Consulting | USD	07/02/2021	584	200.00	200.00
Total for 91 or more days past due						**$200.00**	**$200.00**
31 - 60 days past due							
10/31/2022	Bill	1063	Royallex | USD	11/15/2022	83	306.00	306.00
Total for 31 - 60 days past due						**$306.00**	**$306.00**
Current							
12/31/2022	Bill	4631741240	Google | USD	12/31/2022	37	144.00	144.00
12/28/2022	Bill	5020220062	Avitar | EUR	01/11/2023	26	3,187.08	3,187.08
12/31/2022	Bill	1192	Alty | USD	01/15/2023	22	24,340.50	24,340.50
12/31/2022	Bill	000000066	Royallex | USD	01/15/2023	22	309.50	309.50
12/31/2022	Bill	000000071	Royallex | USD	02/28/2023	-22	550.00	550.00
Total for Current						**$28,531.08**	**$28,531.08**
TOTAL						**$29,037.08**	**$29,037.08**

1. This schedule displays detailed breakdowns of any sub-accounts for line items.

2. 6100 Advertising & Marketing Expenses

	Total	
	Jan - Dec 2022	Jan - Dec 2021 (PP)
6100 Advertising & Marketing Expenses		
6140 PR Activities Expenses	5,300.00	
Total 6100 Advertising & Marketing Expenses	**5,300.00**	

3. 6200 General & Admin Business Expenses

	Total	
	Jan - Dec 2022	Jan - Dec 2021 (PP)
6200 General & Admin Business Expenses		
6210 Bank Fees & Service Charges	219.90	4,482.23
6220 Software & Apps Fees	2,488.90	623.84
6230 Memberships & Subscriptions Fees	25.00	
6240 Continuing Education	1,400.00	
Total 6200 General & Admin Business Expenses	**4,133.80**	**5,106.07**

4. 6300 Legal & Accounting Services Expenses

	Total	
	Jan - Dec 2022	Jan - Dec 2021 (PP)
6300 Legal & Accounting Services Expenses		
6310 Legal Fees	11,632.99	304.00
6320 Accounting Fees	20,500.00	
6330 Tax Preparation Fees	100.00	1,300.00
6340 Investment Fees	10,138.37	17,305.64
Total 6300 Legal & Accounting Services Expenses	**42,371.36**	**18,909.64**

5. 6400 Contracted Services Expenses

	Total	
	Jan - Dec 2022	Jan - Dec 2021 (PP)
6400 Contracted Services Expenses		
6410 Internal Contracted Services		42,171.08
6450 External Contracted Services	208,393.06	165,219.92
Total 6400 Contracted Services Expenses	**208,393.06**	**207,391.00**

6. 6600 Utilities

	Total	
	Jan - Dec 2022	Jan - Dec 2021 (PP)
6600 Utilities		

	Total	
	Jan - Dec 2022	**Jan - Dec 2021 (PP)**
6620 Phone Service	196.80	244.80
Total 6600 Utilities	**196.80**	**244.80**

7. 9900 Taxes & Licenses

	Total	
	Jan - Dec 2022	**Jan - Dec 2021 (PP)**
9900 Taxes & Licenses		
9910 Franchise Tax Paid	450.00	225.00
Total 9900 Taxes & Licenses	**450.00**	**225.00**

8. Office expenses

	Total	
	Jan - Dec 2022	**Jan - Dec 2021 (PP)**
Office expenses		
Small tools & equipment	119.10	
Total Office expenses	**119.10**	

9. Rent

	Total	
	Jan - Dec 2022	**Jan - Dec 2021 (PP)**
Rent		
Building & land rent	129.83	
Total Rent	**129.83**	

Exhibit B

Offering Page

Card Blanch







Card Blanch is at the forefront of reshaping the future of financial management and shopping experiences. With our innovative platform, we consolidate bank cards and loyalty programs into a single, user-friendly space. By harnessing the power of AI, we offer invaluable spending insights and discount opportunities, all accessible through a singular card.



Card Blanch
2 subscribers
Product Video (Promo)
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4234 5678 9101 1121
VISA
Power to Act
Freedom to Move
Watch on YouTube

Progress: 0 %

Funding Raised

$0

Funding Goal

$10,000-$618,000

Days Remaining

Closed





Company Website

SAVE DEAL

Virtual Business Pitch | Market Projection | Communication Channel | Team | About

Business Description

Highlights:

– We enable users to utilize all their bank cards and loyalty programs all in one place
– Card payments represent a $10 Trillion market opportunity
– Highly experienced FinTech team
– Card Blanch is a Serial RedDot award winner and backed by experts in fintech banking
– Featured on TechCrunch, Yahoo Finance, International Business Times, and more
– Successfully raised $500K of angel and crowdfunding investment



The real
all-in-one card

Overview:

Card Blanch is at the forefront of reshaping the future of financial management and shopping experiences. With our innovative platform, we consolidate credit and debit cards and loyalty programs, into a single, user-friendly space. By harnessing the power of AI, we offer invaluable spending insights and discount opportunities, all accessible through a singular card.

At Card Blanch, we envision a world where financial management is streamlined, convenient, and intelligent. Our mission is to empower individuals to take complete control of their financial lives by managing traditional bank cards and leveraging loyalty program benefits. We believe that by uniting these financial elements under a single, AI-powered platform, we can simplify the complex, unlock hidden value, and usher in a new era of seamless shopping experiences.



Product
Complete spendings analytics
Pre-selected cards for specific categories, for optimised spending
Card linked offers for
Your cards

Security Type:

SAFE

Valuation Cap

$6,000,000

Discount Rate

60%

Post Money Valuation:

N/A – SAFE Raise

Regulatory Exemption:

Regulation Crowdfunding – Section 4(a)(6)

Deadline:

April 1, 2024

Minimum Investment Amount:

$300

Target Offering Range:

$10,000-$618,000

*If the sum of the investment commitments does not equal or exceed the minimum offering amount at the offering deadline, no securities will be sold and investment commitments will be cancelled returned to investors.

Key Features:

1. **Streamlined Convenience:** We eliminate the need for multiple apps and platforms, providing a centralized space for financial control.

2. **AI-Driven Intelligence:** Our AI-powered insights empower users with actionable information, transforming how they approach spending and saving.

3. **Splitpay tech:** Our splitpay technology enables users to split their big purchases between connected cards.

Card Blanch is more than a platform; it's a movement towards smarter shopping. We are driving a transformative shift in how individuals use their financial resources, embracing the power of AI. Together, we are reshaping the way people engage with their finances, making every transaction an opportunity for savings and empowerment. Welcome to a world where financial strength unites in one space – welcome to Card Blanch.



Problem

In today's rapidly evolving financial landscape, individuals are grappling with the complexities of managing their financial resources effectively. Traditional methods of handling bank cards, loyalty programs, and the emergence of cryptocurrencies have introduced challenges that demand innovative solutions. This is where Card Blanch steps in.

1. **Fragmented Financial Landscape:** The average individual carries multiple credit and debit cards, each serving different purposes such as travel, dining, or shopping. Juggling these cards, remembering PINs, and knowing which card to use where creates unnecessary confusion and hassle. This fragmented approach to financial management hinders convenience and efficiency.

2. **Loyalty Program Complexity:** Loyalty programs, designed to reward customer loyalty, often come from various brands and businesses. These programs frequently have distinct rules, redemption methods, and expiration dates. As a result, users struggle to maximize the benefits of these programs, missing out on potential savings and perks.



Solution

Card Blanch addresses these pain points by providing a unified platform that consolidates all financial aspects into a single, convenient space. Our AI-powered services offer spending insights and discount opportunities, ensuring users make informed financial decisions. By offering a singular card to access and manage financial resources, Card Blanch empowers users to regain control over their finances, streamline loyalty program benefits, and seamlessly adapt to the evolving shopping landscape.



With our smart SplitPay © technology, users can better utilize available funds, e.g., make bigger purchases by Card Blanch, covering it with multiple cards. You will still enjoy your cashback and other benefits programs from connected cards while paying for different categories like gas, utilities, groceries, and beyond. Card Blanch is poised to redefine how individuals manage their financial resources, offering them unprecedented control, convenience, and confidence.

Using algorithms, we can automatically apply the best card and currency for a particular transaction, as well as apply rewards and discount opportunities. Card Blanch then adapts all your financial acts to the credit score optimization plan raising your creditworthiness to the highest limits.



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Business Model

Card Blanch operates on a multifaceted business model that aligns with our mission to provide users with a streamlined and rewarding financial management experience. Our model combines user subscriptions, merchant partnerships, cash-back incentives, and interchange fees to create a sustainable ecosystem that benefits both users and stakeholders.

1. User Subscriptions:
Card Blanch offers tiered subscription plans that cater to various user needs and preferences. These subscription plans grant users access to a range of premium features, including AI-powered payments, discount opportunities and credit score optimization. Subscriptions ensure a recurring revenue stream that fuels ongoing platform development and user support.

2. Merchant Partnerships:
We collaborate with a network of merchant partners to offer exclusive discounts and rewards opportunities to our users. Through these partnerships, Card Blanch becomes a valuable channel for merchants to reach a targeted audience and boost sales. Merchants may contribute a portion of the revenue generated from transactions facilitated through our platform, creating a win-win scenario.

3. Cash-Back Incentives and Merchant Rewards:
To enhance user engagement and loyalty, Card Blanch provides cash-back incentives on eligible transactions. We partner with merchants who offer cash-back rewards on purchases made using our platform. Additionally, merchants can leverage our up-sale rewards program, encouraging users to explore a wider range of products and services within their offerings.

4. Interchange Fees:
As users make transactions using their linked bank cards, Card Blanch collects interchange fees – a standard practice in the payment industry. These fees are charged to the merchants for processing transactions and are a significant revenue source for our platform.

5. Premium Services and Add-Ons:
Card Blanch offers premium services and add-ons beyond the basic subscription plans. These additional features cater to users seeking enhanced functionalities or specialized services. By offering value-added services, we create upselling opportunities that further contribute to our revenue streams.



Economics

	Month 1	Month 6	Month 12	Month 19
Number of Active Customers	1000	27 720	68 530	1 00 045
Total number of debit card transactions per month	2000	174 525	550 060	757 600
Total transaction value of debit card transactions per month	$50 000	$7 880 000	$26 365 500	$35 712 500
Net profit\loss, $	– $57 475	– $199 110	– $204 040	$57 320

Costs structure

- Salary
- Marketing (Social networks (Facebook, Instagram), MNTN, SEO)
- Partnerships (Mbanq, Experian, Plaid, Socure)
- Referral program
- Transaction cost (Stripe)

Revenue\compensation structure



Revenue\compensation structure

- Transactional revenue (interchange)
- International payment system start-up support compensation
- Card Linked Offers
- Merchants rewards
- Subscription fee

Traction & Customers

Card Blanch has experienced significant traction and momentum, both in terms of user acquisition and strategic partnerships. Our innovative platform's ability to simplify financial management and enhance shopping experiences has resonated with users, while our collaborative approach with banks and merchants has laid a solid foundation for growth.



Our Journey
Alterplay - Outsourcing Company Established
2009
Started Working for one of the Biggest European Banks
2011
Alty - Software Product Design and Development Company Established
2015
Narrowed Expertise to Only Fintech and Banking
2017
Became the official partner of VISA
2019
40 Teammates, 20+ top European and International Banks in Portfolio, $2,5M Annual Revenue
2020
Won two reddot awards
2020
Angel Investment Raised
2020
Started Developing Card Blanch Product
2020
Seed Capital Raise
2021
Won Reddot Award
2022
Product Development
2023
MVP Launch
Customer Acquisition
2024

Having already established partnerships with over 20 top European and international banks – we understood that people are not seeking new banks. They are seeking better use of their current ones. This is how we came up with the idea of Card Blanch, and we believe we are on track to address these needs in the US market.



Roadmap
Successful investment round
AWS Deployment
1mo
Integration: BaaS & Credit Rating Partner KYC provider Open banking
3mo
Beta Test
2mo
Work on Feedback
1mo
Marketing Campaign
1mo
First 10k Active Users
2mo
B2B Phase Start
2mo
Idea Polishing
1mo
B2B Product Development
5mo
Beta Test
3mo
Work on Feedback
1mo
2mo
stripe
PLAID
Mbanq.
experion.
Socure
May, 2024
MVP
Split pay
Smart rules
August, 2024
V1.0
PFM
November, 2024
V1.1
Financial behavior analytics
App skins and animation
Smarter rules
Subscription models
August, 2025
V2.0
Card blanch as loyalty card
Break-even point
Costs:
$ 202 500
$ 366 000
$ 1 085 500
$ 7 657 500

Here's more on our roadmap and Future Growth Prospects:

Entering the US Market: Our target audience of 177 million cardholders and the projected $144 billion in purchase transactions by 2025 present a significant growth opportunity.

Fintech Demand: As the fintech sector evolves we anticipate a surge in demand for solutions that seamlessly manage . Card Blanch is positioned to capture this demand with our unified platform.

Continued Innovation: Our roadmap includes ongoing enhancements to our AI algorithms, integrations with merchants, and credit score optimization features. These innovations will further solidify our position as a leading fintech solution provider.


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Investors

Card Blanch has performed two previous exempt offerings.

April 2022: Card Blanch raised $1,019,665 through Regulation Crowdfunding.

Card Blanch's next step is to raise $618k in this seed round. They intend to use the raised funds to create their patent portfolio, launch their MVP product, receive early adopters' feedback, and launch an aggressive marketing campaign.


Latest Achivements
– Been featured by multiple media
TechCrunch
– More than 50 years of accumulated fintech experience
– Won prestigious Reddot award
– Won Indigo Design Award
$500K
Successfully raised angel and crowdfunding investments


Card Blanch Investor Review - Will Bagget
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Terms

Card Blanch Inc. is offering securities in the form of Simple Agreements for Future Equity ("SAFE"), which provides investors the right to preferred stock in the Company ("Preferred Stock"), when and if the Company sponsors an equity offering that involves Preferred Stock, on the standard terms offered to other investors.

SAFE: $6M Post Money Valuation Cap
Discount Rate: 60%
Target Offering: $10,000 | 10,000 Securities
Maximum Offering Amount: $618,000 | 618,000 Securities
Type of Security: SAFE
Offering Deadline: April 1, 2024
Minimum Investment: $300

Conversion to Preferred Equity: Based on SAFE, when Card Blanch engages in an offering of equity interests involving preferred stock, Investors will receive a number of shares of preferred stock calculated using the method that results in the greater number of preferred stock:

The total value of the investors investment divided by:

(i) The price of preferred stock issued to new investors multiplied by the discount rate (60%), or if the valuation for the company is more than $6,000,000 (the "Valuation Cap"), (ii) the amount invested by the investor divided by the quotient of the Valuation Cap divided by the total amount of the Company's capitalization at that time.

Additional Terms of the Valuation Cap: For purposes of (ii) above, the Company's capitalization calculated as of immediately prior to the Equity Financing and (without double-counting, in each case calculated on an as-converted to Common Stock basis):

> Includes all shares of Capital Stock issued and outstanding
> Includes all Converting Securities
> Includes all (i) issued and outstanding Options and (ii) Promised Options; and
> Includes the Unissued Option Pool, except that any increase to the Unissued Option Pool in connection with the Equity Financing shall only be included to the extent that the number of Promised Options exceeds the Unissued Option Pool prior to such increase.

Liquidity Events: If the Company has an initial public offering or is acquired by, merged with or otherwise taken over by another company or new owners prior to Investors in the SAFEs receiving preferred stock, Investors will receive proceeds equal to the greater of (i) the Purchase Amount (the "Cash-Out Amount") or (ii) the amount payable on the number of shares of Common Stock equal to the Purchase Amount divided by the Liquidity Price (the "Conversion Amount").

Liquidity Priority: In a Liquidity Event or Dissolution Event, the SAFE is intended to operate like standard nonparticipating Preferred Stock. The Investor's right to receive its Cash-Out Amount is:

> Junior to payment of outstanding indebtedness and creditor claims, including contractual claims for payment and convertible promissory notes (to the extent such convertible promissory notes are not actually or notionally converted into Capital Stock);
> On par with payments for other SAFEs and/or Preferred Stock, and if the applicable proceeds are insufficient to permit full payments to the Investor and such other SAFEs and/or Preferred Stock, the applicable proceeds will be distributed pro rata to the Investor and such other SAFEs and/or Preferred Stock in proportion to the full payments that would otherwise be due; and
> Senior to payments for Common Stock.

The Minimum Individual Purchase Amount accepted under this Regulation CF Offering is $300. The Company must reach its Target Offering Amount of $10,000 by April 1, 2024 (the "Offering Deadline"). Unless the Company raises at least the Target Offering Amount of $10,000 under the Regulation CF offering by the Offering Deadline, no securities will be sold in this Offering, investment commitments will be cancelled, and committed funds will be returned.

Risks

Card Blanch has the Following Risks:

1.

An investment in the Company (also referred to as "we", "us", "our", or "Company") involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, investments should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should consider all of the information provided to such potential investor regarding the Company as well as the following risk factors, in addition to the other information listed in the Company's Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial and other risks inherent in the investment in the Company.

2.

The Company, is offering a SAFE in the amount of up to $618,000 in this offering, and may close on any investments that are made. Even if the maximum amount is raised, the Company is likely to need additional funds in the future in order to grow, and if it cannot raise those funds for whatever reason, including reasons relating to the Company itself or the broader economy, it may not survive. If the Company manages to raise only the minimum amount of funds, sought, it will have to find other sources of funding for some of the plans outlined in "Use of Proceeds." The Company may never receive a future equity financing that results in the conversion of the Securities upon such future financing.

3.

All of our current services are variants on one type of service, providing a platform for online capital formation. Our revenues are therefore dependent upon the market for online capital formation.

4.

The preferred stocks that the SAFE converts into has no voting rights attached to them. You will be part of the minority shareholders of the Company and therefore will have a limited ability to influence management's decisions on how to run the business. You are trusting in management discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our company, you will only be paid out if there is any cash remaining after all of the creditors of our company have been paid out.

5.

Our growth projections are based on an assumption that with an increased advertising and marketing budget our products will be able to gain traction in the market at a faster rate than our current products have. It is possible that our new products will fail to gain market acceptance for any number of reasons. If the new products fail to achieve significant sales and acceptance in the market, this could materially and adversely impact the value of your investment.

6.

One of the Company's most valuable assets is its intellectual property. The Company's owns 10 trademarks, copyrights, Internet domain names, and trade secrets. We believe one of the most valuable components of the Company is our intellectual property portfolio. Due to the value, competitors may misappropriate or violate the rights owned by the Company. The Company intends to continue to protect its intellectual property portfolio from such violations. It is important to note that unforeseeable costs associated with such practices may invade the capital of the Company.

7.

To be successful, the Company requires capable people to run its day to day operations. As the Company grows, it will need to attract and hire additional employees in sales, marketing, design, development, operations, finance, legal, human resources and other areas. Depending on the economic environment and the Company's performance, we may not be able to locate or attract qualified individuals for such positions when we need them. We may also make hiring mistakes, which can be costly in terms of resources spent in recruiting, hiring and investing in the incorrect individual and in the time delay in locating the right employee fit. If we are unable to attract, hire and retain the right talent or make too many hiring mistakes, it is likely our business will suffer from not having the right employees in the right positions at the right time. This would likely adversely impact the value of your investment.

Please be sure to read and review the Offering Statement. A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Neither PicMii Crowdfunding nor any of its directors, officers, employees, representatives, affiliates, or agents shall have any liability whatsoever arising from any error or incompleteness of fact or opinion in, or lack of care in the preparation or publication of, the materials and communication herein or the terms or valuation of any securities offering.

The information contained herein includes forward-looking statements. These statements relate to future events or future financial performance and involve known and unknown risks, uncertainties, and other factors that may cause actual results to be materially different from any future results, levels of activity, performance, or achievements expressed or implied by these forward-looking statements. You should not place undue reliance on forward-looking statements since they involve known and unknown risks, uncertainties, and other factors, which are, in some cases, beyond the company's control and which could, and likely will materially affect actual results, levels of activity, performance, or achievements. Any forward-looking statement reflects the current views with respect to future events and is subject to these and other risks, uncertainties, and assumptions relating to operations, results of operations, growth strategy, and liquidity. No obligation exists to publicly update or revise these forward-looking statements for any reason or to update the reasons actual results could differ materially from those anticipated in these forward-looking statements, even if new information becomes available in the future.

Market Projection

With Fintech and Crypto on the rise, we believe to have a $10T market opportunity.

Card Blanch is positioned to tap into the thriving fintech market, transforming the way individuals manage their finances, engage with loyalty programs, and embrace the rise of cryptocurrencies. As the financial landscape continues to evolve, our innovative platform addresses critical pain points, positioning us for substantial growth over the next 3-5 years. With that, our US target market is 177 Million cardholders, with $144 Billion in purchase transactions projected by 2025

With a compelling value proposition, strategic market positioning, and an innovative suite of features, Card Blanch is poised to capitalize on the rising demand for fintech solutions that bridge traditional finance and the cryptocurrency revolution. Our market projections reflect our commitment to driving user adoption, merchant engagement, and revenue growth while transforming how people shop and manage their financial lives.



Go-to-market
What
Deliver Card Blanch app and card to the customers
Why
To propose new experience which let customers to operate their cards in more accurate and comfortable way and to become convenient loyalty platform
When
May, 2024
Where
California, USA
How
Aggregate all customer's card to all in one card Blanch card and let customer to predefine which card should be charged for which purchase so let customer receive all the benefits from points and cashback programs embedded in their cards without extra efforts. Then to make Card Blabch work as loyalty card for as much merchants as it will be possible to create even more outstanding buying experience
Results
To have 100K active customers after 18 months from public launch

Competition

While the fintech landscape is evolving, Card Blanch stands out due to its comprehensive and user-centric approach. In contrast to other solutions, we offer a unique value proposition that combines:

Unified Financial Management: Unlike competitors, Card Blanch seamlessly integrates bank cards, loyalty programs, and crypto assets under one platform, streamlining financial management for users.
AI-Powered Services: Our AI algorithms provide personalized spending insights and optimized card selections, enhancing users' decision-making processes.
Discounts and Rewards: Card Blanch not only simplifies finances but also empowers users with real-time discounts, cash-back rewards, and exclusive merchant partnerships.
Credit Score Optimization: Our platform actively adapts financial activities to boost creditworthiness, setting us apart as a holistic financial empowerment tool.

Card Blanch's unique combination of features sets us apart by redefining how users interact with their finances, making us a trailblazer in the industry. Our holistic approach, AI-powered insights, discounts, rewards, and AI integration differentiate us from the competition, providing users with an unparalleled all-in-one financial management solution.



Competition
blanch
& G
CURVE
FUZE
Card pointers
STOCARD
Card connected to card wallet, loyalty platform
Wallet for payment, loyalty cards
Card connected to card wallet
Physical card which stores numerous cards
Best card choosing helper app
Loyalty cards storage
Benefits
Customers receive cashback from connected card program
Split purchase
Loyalty card for chosen merchants
General worldwide trusted wallets
Payment and predefined loyalty cards in one place
Own Cashback program + cashback from connected card program
Curve flex (BNPL)
Go back in time
All in one security wallet
Contactless EMV cards
Barcode membership cards
Cryptocurrency cold storage
Detailed info about cards and their benefits
Provide offers for added cards
Provide access to the info about loyalty programs (points and bonuses quantity)



Leonid Goriev
Founder and CEO
Background
Tech entrepreneur. Owner and founder of several tech companies. Expert in software design and development for international banks and fintech.



Artem Loktionov
COO
Background
PSM certified leader, 9 years of project management experience, 4+ years of managing complex software development projects for international banks.



Andrii Bohun
CTO
Background
18 years in software development in different industries of various complexity. Has solid experience in building banking software for Switzerland.

Legal Company Name
Card Blanch

Location
**11 N Market St STE 300
San Jose, California 95113**

Number of Employees
10

Incorporation Type
C-Corp

State of Incorporation
DE

Date Founded
May 25, 2021

Exhibit C

Subscription Agreement

Card Blanch Inc.

SAFE
(Simple Agreement for Future Equity)

THIS CERTIFIES THAT in exchange for payment by the undersigned (the "**Investor**") of the amount set forth on the signature page of this Subscription Agreement, (the "**Purchase Amount**"), Card Blanch Inc., a Delaware corporation (the "**Company**"), hereby issues to the Investor the right to certain shares of the Company's capital stock, subject to the terms described below.

This Safe is one of the forms available at http://ycombinator.com/documents and the Company and the Investor agree that neither one has modified the form, except to fill in blanks and bracketed terms, and remove the requirement to be accredited investor.

The "**Post-Money Valuation Cap**" is $6,000,000

The "**Discount Rate**" is **60%**

See Section 2 for certain additional defined terms.

1. **Events**

(a) **Equity Financing.** If there is an Equity Financing before the termination of this Safe, on the initial closing of such Equity Financing, this Safe will automatically convert into the number of shares of Safe Preferred Stock equal to the Purchase Amount divided by the Conversion Price.

In connection with the automatic conversion of this Safe into shares of Safe Preferred Stock, the Investor will execute and deliver to the Company all of the transaction documents related to the Equity Financing; provided, that such documents (i) are the same documents to be entered into with the purchasers of Standard Preferred Stock, with appropriate variations for the Safe Preferred Stock if applicable, and (ii) have customary exceptions to any drag-along applicable to the Investor, including (without limitation) limited representations, warranties, liability and indemnification obligations for the Investor.

(b) **Liquidity Event**. If there is a Liquidity Event before the termination of this Safe, this Safe will automatically be entitled (subject to the liquidation priority set forth in Section 1(d) below) to receive a portion of Proceeds, due and payable to the Investor immediately prior to, or concurrent with, the consummation of such Liquidity Event, equal to the greater of (i) the Purchase Amount (the "**Cash-Out Amount**") or (ii) the amount payable on the number of shares of Common Stock equal to the Purchase Amount divided by the Liquidity Price (the "**Conversion Amount**"). If any of the Company's securityholders are given a choice as to the form and amount of Proceeds to be received in a Liquidity Event, the Investor will be given the same choice, provided that the Investor may not choose to receive a form of consideration that the Investor would be ineligible to receive as a result of the Investor's failure to satisfy any requirement or limitation generally applicable to the Company's securityholders, or under any applicable laws.

Notwithstanding the foregoing, in connection with a Change of Control intended to qualify as a tax-free reorganization, the Company may reduce the cash portion of Proceeds payable to the Investor by the amount determined by its board of directors in good faith for such Change of Control to qualify as a tax-free reorganization for U.S. federal income tax purposes, provided that such reduction (A) does not reduce the total Proceeds payable to such Investor and (B) is applied in the same manner and on a pro rata basis to all securityholders who have equal priority to the Investor under Section 1(d).

In connection with Section 1(b)(i) , the Purchase Amount will be due and payable by the Company to the Investor immediately prior to, or concurrent with, the consummation of the Liquidity Event. If there are not enough funds to pay (i) holders of shares of any series of Preferred Stock issued before the date of this instrument ("**Senior Preferred Holders**") and (ii) the Investor and holders of other Safes (collectively, the " **Cash-Out Investors**") in full, then all of the Company's available funds will be distributed (i) first to the Senior Preferred Holders and (ii) second with equal priority and pro rata among the Cash-Out Investors in proportion to their Purchase Amounts, and the Cash-Out Investors will automatically

receive the number of shares of Common Stock equal to the remaining unpaid Purchase Amount divided by the Liquidity Price. In connection with a Change of Control intended to qualify as a tax-free reorganization, the Company may reduce, pro rata, the Purchase Amounts payable to the Cash-Out Investors by the amount determined by the Board in good faith to be advisable for such Change of Control to qualify as a tax-free reorganization for U.S. federal income tax purposes, and in such case, the Cash-Out Investors will automatically receive the number of shares of Common Stock equal to the remaining unpaid Purchase Amount divided by the Liquidity Price.

(c) **Dissolution Event.** If there is a Dissolution Event before the termination of this Safe, the Investor will automatically be entitled (subject to the liquidation priority set forth in Section 1(d) below) to receive a portion of Proceeds equal to the Cash-Out Amount, due and payable to the Investor immediately prior to the consummation of the Dissolution Event.

(d) **Liquidation Priority** In a Liquidity Event or Dissolution Event, this Safe is intended to operate like standard non-participating Preferred Stock. The Investor's right to receive its Cash-Out Amount is:

(i) Junior to payment of outstanding indebtedness and creditor claims, including contractual claims for payment and convertible promissory notes (to the extent such convertible promissory notes are not actually or notionally converted into Capital Stock);

(ii) On par with payments for other Safes and/or Preferred Stock, and if the applicable Proceeds are insufficient to permit full payments to the Investor and such other Safes and/or Preferred Stock, the applicable Proceeds will be distributed pro rata to the Investor and such other Safes and/or Preferred Stock in proportion to the full payments that would otherwise be due; and

(iii) Senior to payments for Common Stock.

The Investor's right to receive its Conversion Amount is (A) on par with payments for Common Stock and other Safes and/or Preferred Stock who are also receiving Conversion Amounts or Proceeds on a similar as-converted to Common Stock basis, and (B) junior to payments described in clauses (i) and (ii) above (in the latter case, to the extent such payments are Cash-Out Amounts or similar liquidation preferences).

(e) **Termination.** This Safe will automatically terminate (without relieving the Company of any obligations arising from a prior breach of or non-compliance with this Safe) immediately following the earliest to occur of: (i) the issuance of Capital Stock to the Investor pursuant to the automatic conversion of this Safe under Section 1(a); or (ii) the payment, or setting aside for payment, of amounts due the Investor pursuant to Section 1(b) or Section 1(c).

2. **Definitions**

"**Change of Control**" means (i) a transaction or series of related transactions in which any "person" or "group" (within the meaning of Section 13(d) and 14(d) of the Securities Exchange Act of 1934, as amended), becomes the "beneficial owner" (as defined in Rule 13d-3 under the Securities Exchange Act of 1934, as amended), directly or indirectly, of more than 50% of the outstanding voting securities of the Company having the right to vote for the election of members of the Company's board of directors, (ii) any reorganization, merger or consolidation of the Company, other than a transaction or series of related transactions in which the holders of the voting securities of the Company outstanding immediately prior to such transaction or series of related transactions retain, immediately after such transaction or series of related transactions, at least a majority of the total voting power represented by the outstanding voting securities of the Company or such other surviving or resulting entity or (iii) a sale, lease or other disposition of all or substantially all of the assets of the Company.

"**Company Capitalization**" is calculated as of immediately prior to the Equity Financing and (without double-counting, in each case calculated on an as-converted to Common Stock basis):

Includes all shares of Capital Stock issued and outstanding;
Includes all Converting Securities;
Includes all (i) issued and outstanding Options and (ii) Promised Options; and
Includes the Unissued Option Pool, except that any increase to the Unissued Option Pool in connection with the Equity Financing shall only be included to the extent that the number of Promised Options exceeds the Unissued Option Pool prior to such increase.

"**Conversion Price**" means either: (1) the Safe Price or (2) the Discount Price, whichever calculation results in a greater number of shares of Safe Preferred Stock.

"**Converting Securities**" includes this Safe and other convertible securities issued by the Company, including but not limited to: (i) other Safes; (ii) convertible promissory notes and other convertible debt instruments; and (iii) convertible securities that have the right to convert into shares of Capital Stock.

"**Direct Listing**" means the Company's initial listing of its Common Stock (other than shares of Common Stock not eligible for resale under Rule 144 under the Securities Act) on a national securities exchange by means of an effective registration statement on Form S-1 filed by the Company with the SEC that registers shares of existing capital stock of the Company for resale, as approved by the Company's board of directors. For the avoidance of doubt, a Direct Listing shall not be deemed to be an underwritten offering and shall not involve any underwriting services.

"**Discount Price**" means the price per shares of the Standard Preferred Stock sold in the Equity Financing multiplied by the Discount Rate.

"**Dissolution Event**" means (i) a voluntary termination of operations, (ii) a general assignment for the benefit of the Company's creditors or (iii) any other liquidation, dissolution or winding up of the Company (**excluding** a Liquidity Event), whether voluntary or involuntary.

"**Dividend Amount**" means, with respect to any date on which the Company pays a dividend on its outstanding Common Stock, the amount of such dividend that is paid per share of Common Stock multiplied by (x) the Purchase Amount divided by (y) the Liquidity Price (treating the dividend date as a Liquidity Event solely for purposes of calculating such Liquidity Price).

"**Equity Financing**" means a bona fide transaction or series of transactions with the principal purpose of raising capital, pursuant to which the Company issues and sells Preferred Stock at a fixed valuation, including but not limited to, a pre-money or post-money valuation.

"**Initial Public Offering**" means the closing of the Company's first firm commitment underwritten initial public offering of Common Stock pursuant to a registration statement filed under the Securities Act.

"**Liquidity Capitalization**" is calculated as of immediately prior to the Liquidity Event, and (without double- counting, in each case calculated on an as-converted to Common Stock basis):

Includes all shares of Capital Stock issued and outstanding;
Includes all (i) issued and outstanding Options and (ii) to the extent receiving Proceeds, Promised Options; Includes all Converting Securities, **other than** any Safes and other convertible securities (including without limitation shares of Preferred Stock) where the holders of such securities are receiving Cash-Out Amounts or similar liquidation preference payments in lieu of Conversion Amounts or similar "as-converted" payments; and Excludes the Unissued Option Pool.

"**Liquidity Event**" means a Change of Control or an Initial Public Offering.
"**Liquidity Price**" means the price per share equal to the Valuation Cap divided by the Liquidity

Capitalization.

"**Options**" includes options, restricted stock awards or purchases, RSUs, SARs, warrants or similar securities, vested or unvested.

"**Proceeds**" means cash and other assets (including without limitation stock consideration) that are proceeds from the Liquidity Event or the Dissolution Event, as applicable, and legally available for distribution.

"**Promised Options**" means promised but ungranted Options that are the greater of those (i) promised pursuant to agreements or understandings made prior to the execution of, or in connection with, the term sheet or letter of intent for the Equity Financing or Liquidity Event, as applicable (or the initial closing of the Equity Financing or consummation of the Liquidity Event, if there is no term sheet or letter of intent), (ii) in the case of an Equity Financing, treated as outstanding Options in the calculation of the Standard Preferred Share's price per share, or (iii) in the case of a Liquidity Event, treated as outstanding Options in the calculation of the distribution of the Proceeds.

"**Safe**" means an instrument containing a future right to shares of Capital Stock, similar in form and content to this instrument, purchased by investors for the purpose of funding the Company's business operations.

References to "this Safe" mean this specific instrument.

"**Safe Preferred Stock**" means the shares of the series of Preferred Stock issued to the Investor in an Equity Financing, having the identical rights, privileges, preferences and restrictions as the shares of Standard Preferred Stock, other than with respect to: (i) the per share liquidation preference and the initial conversion price for purposes of price-based anti-dilution protection, which will equal the Conversion Price; and (ii) the basis for any dividend rights, which will be based on the Conversion Price.

"**Safe Price**" means the price per share equal to the Post-Money Valuation Cap divided by the Company Capitalization.

"**Standard Preferred Stock**" means the shares of the series of Preferred Stock issued to the investors investing new money in the Company in connection with the initial closing of the Equity Financing.

"**Unissued Option Pool**" means all shares of Capital Stock that are reserved, available for future grant and not subject to any outstanding Options or Promised Options (but in the case of a Liquidity Event, only to the extent Proceeds are payable on such Promised Options) under any equity incentive or similar Company plan.

3. **Company Representations**

(a) The Company is a corporation duly organized, validly existing and in good standing under the laws of its state of corporation (the "**Company**"), hereby issues to the Investor the right to certain incorporation, and has the power and authority to own, lease and operate its properties and carry on its business as now conducted.

(b) The execution, delivery and performance by the Company of this Safe is within the power of the Company and has been duly authorized by all necessary actions on the part of the Company (subject to section 3(d)). This Safe constitutes a legal, valid and binding obligation of the Company, enforceable against the Company in accordance with its terms, except as limited by bankruptcy, insolvency or other laws of general application relating to or affecting the enforcement of creditors' rights generally and general principles of equity. To its knowledge, the Company is not in violation of (i) its current certificate of incorporation of bylaws, (ii) any material statute, rule or regulation applicable to the Company or (iii) any material debt or contract to which the Company is a party or by which it is bound, where, in each case, such violation or default, individually, or together with all such violations or defaults, could reasonably be expected to have a material adverse effect on the Company.

(c) The performance and consummation of the transactions contemplated by this Safe do not and will not: (i) violate any material judgment, statute, rule or regulation applicable to the Company; (ii) result in the acceleration of any material debt or contract to which the Company is a party or by which it is bound; or (iii) result in the creation or imposition of any lien on any property, asset or revenue of the Company or the suspension, forfeiture, or nonrenewal of any material permit, license or authorization applicable to the Company, its business or operations.

(d) No consents or approvals are required in connection with the performance of this Safe, other than: (i) the Company's corporate approvals; (ii) any qualifications or filings under applicable securities laws; and (iii) necessary corporate approvals for the authorization of Capital Stock issuable pursuant to Section 1.

(e) To its knowledge, the Company owns or possesses (or can obtain on commercially reasonable terms) sufficient legal rights to all patents, trademarks, service marks, trade names, copyrights, trade secrets, licenses, information, processes and other intellectual property rights necessary for its business as now conducted and as currently proposed to be conducted, without any conflict with, or infringement of the rights of, others.

4. **Investor Representations**

(a) The Investor has full legal capacity, power and authority to execute and deliver this Safe and to perform its obligations hereunder. This Safe constitutes valid and binding obligation of the Investor, enforceable in accordance with its terms, except as limited by bankruptcy, insolvency or other laws of general application relating to or affecting the enforcement of creditors' rights generally and general principles of equity.

(b) The Investor has been advised that this Safe and the underlying securities have not been registered under the Securities Act, or any state securities laws and, therefore, cannot be resold unless they are registered under the Securities Act and applicable state securities laws or unless an exemption from such registration requirements is available. The Investor is purchasing this Safe and the securities to be acquired by the Investor hereunder for its own account for investment, not as a nominee or agent, and not with a view to, or for resale in connection with, the distribution thereof, and the Investor has no present intention of selling, granting any participation in, or otherwise distributing the same. The Investor has such knowledge and experience in financial and business matters that the Investor is capable of evaluating the merits and risks of such investment, is able to incur a complete loss of such investment without impairing the Investor's financial condition and is able to bear the economic risk of such investment for an indefinite period of time.

5. **Miscellaneous**

(a) Any provision of this Safe may be amended, waived or modified by written consent of the Company and either (i) the Investor or (ii) the majority-in-interest of all then-outstanding Safes with the same "Post-Money Valuation Cap" and "Discount Rate" as this Safe (and Safes lacking one or both of such terms will be considered to be the same with respect to such

term(s)), provided that with respect to clause (ii): (A) the Purchase Amount may not be amended, waived or modified in this manner, (B) the consent of the Investor and each holder of such Safes must be solicited (even if not obtained), and (C) such amendment, waiver or modification treats all such holders in the same manner. "Majority-in-interest" refers to the holders of the applicable group of Safes whose Safes have a total Purchase Amount greater than 50% of the total Purchase Amount of all of such applicable group of Safes.

(b) Any notice required or permitted by this Safe will be deemed sufficient when delivered personally or by overnight courier or sent by email to the relevant address listed on their Wefunder account, or 48 hours after being deposited in the U.S. mail as certified or registered mail with postage prepaid, addressed to the party to be notified at such party's address listed on their Wefunder account, as subsequently modified by written notice.

(c) The Investor is not entitled, as a holder of this Safe, to vote or be deemed a holder of Capital Stock for any purpose other than tax purposes, nor will anything in this Safe be construed to confer on the Investor, as such, any rights of a Company stockholder or rights to vote for the election of directors or on any matter submitted to Company stockholders, or to give or withhold consent to any corporate action or to receive notice of meetings, until shares have been issued on the terms described in Section 1. However, if the Company pays a dividend on outstanding shares of Common Stock (that is not payable in shares of Common Stock) while this Safe is outstanding, the Company will pay the Dividend Amount to the Investor at the same time.

(d) Neither this Safe nor the rights in this Safe are transferable or assignable, by operation of law or

otherwise, by either party without the prior written consent of the other; provided, however, that this Safe and/or its rights may be assigned without the Company's consent by the Investor (i) to the Investor's estate, heirs, executors, administrators, guardians and/or successors in the event of Investor's death or disability, or (ii) to any other entity who directly or indirectly, controls, is controlled by or is under common control with the Investor, including, without limitation, any general partner, managing member, officer or director of the Investor, or any venture capital fund now or hereafter existing which is controlled by one or more general partners or managing members of, or shares the same management company with, the Investor; and provided, further, that the Company may assign this Safe in whole, without the consent of the Investor, in connection with a reincorporation to change the Company's domicile.

(e) In the event any one or more of the provisions of this Safe is for any reason held to be invalid, illegal or unenforceable, in whole or in part or in any respect, or in the event that any one or more of the provisions of this Safe operate or would prospectively operate to invalidate this Safe, then and in any such event, such provision(s) only will be deemed null and void and will not affect any other provision of this Safe and the remaining provisions of this Safe will remain operative and in full force and effect and will not be affected, prejudiced, or disturbed thereby.

(f) All rights and obligations hereunder will be governed by the laws of the State of Delaware, without regard to the conflicts of law provisions of such jurisdiction.

(g) The parties acknowledge and agree that for United States federal and state income tax purposes this Safe is, and at all times has been, intended to be characterized as stock, and more particularly as common stock for purposes of Sections 304, 305, 306, 354, 368, 1036 and 1202 of the Internal Revenue Code of 1986, as amended. Accordingly, the parties agree to treat this Safe consistent with the foregoing intent for all United States federal and state income tax purposes (including, without limitation, on their respective tax returns or other informational statements).

(Signature page follows)

Card Blanch, Inc.

SUBSCRIPTION AGREEMENT SIGNATURE PAGE

The undersigned, desiring to purchase SAFE of Card Blanch, Inc. by executing this signature page, hereby executes, adopts and agrees to all terms, conditions and representations of the Subscription Agreement.

The Securities being subscribed for will be owned by, and should be recorded on the Corporation's books as follows:

Full legal name of Subscriber (including middle name(s), for individuals):

(Name of Subscriber)

By:
(Authorized Signature)

(Official Capacity or Title, if the Subscriber is not an individual)

(Name of individual whose signature appears above if different than the name of the Subscriber printed above.)

(Subscriber's Residential Address, including Province/State and Postal/Zip Code)

Taxpayer Identification Number

(Telephone Number)

(Offline Investor)
(E-Mail Address)

Number of securities: **SAFE**
Aggregate Subscription Price: **$0.00 USD**

TYPE OF OWNERSHIP:

If the Subscriber is individual:

If the Subscriber is not an individual:

☐ Individual

☐ Joint Tenant

☐ Tenants in Common

☐ Community Property

If interests are to be jointly held:

Name of the Joint Subscriber:

Social Security Number of the Joint Subscriber:

Check this box is the securities will be held in a custodial account: ☐

Type of account:

EIN of account:

Address of account provider:

ACCEPTANCE

The Corporation hereby accepts the subscription as set forth above on the terms and conditions contained in this Subscription Agreement.

Dated as of

Card Blanch, Inc.

By:

Authorized Signing Officer

U.S. INVESTOR QUESTIONNAIRE

EITHER (i) The undersigned is an accredited investor (as that term is defined in Regulation D under the Securities Act because the undersigned meets the criteria set forth in the following paragraph(s) of the U.S Investor Questionnaire attached hereto): ☐

OR (ii) The aggregate subscription price of 0.00 USD (together with any previous investments in the Securities pursuant to this offering) does not exceed the Investor's limit of 0.00 in this offering, not the Investor's total limit for investment in offerings under rule Section 4(a)(6) of the Securities Act of 1933, as amended, being Regulation CF in the last 12 months.

Aggregate subscription price invested in this offering: 0.00 USD

The Investor either has ☐ or has not ☐ invested in offerings under Section 4(a)(6) of the Securities Act of 1933, as amended, being Regulation CF in the last 12 months prior to this offering. If yes, the total amount the Investor has invested in offerings under Section 4(a)(6) of the Securities Act of 1933, as amended, being Regulation CF in the last 12 months prior to this offering is: USD

The Investor's investment limit for this offering is: 0.00USD

The Investor's investment limit for all offerings under Section 4(a)(6) of the Securities Act of 1933, as amended, being Regulation CF in the last 12 months, including this offering is: 0.00USD

The Investor's net worth (if not an accredited investor): USD

The Investor's income (if not an accredited investor): USD

If selected (i) above, the Investor hereby represents and warrants that that the Investor is an Accredited Investor, as defined by Rule 501 of Regulation D under the Securities Act of 1933, and Investor meets at least one (1) of the following criteria (initial all that apply) or that Investor is an unaccredited investor and meets none of the following criteria (initial as applicable):

☐ A bank, as defined in Section 3(a)(2) of the U.S. Securities Act;
a savings and loan association or other institution as defined in Section 3(a)(5)(A) of the U.S. Securities Act, whether acting in its individual or fiduciary capacity;
a broker or dealer registered pursuant to Section 15 of the United States Securities Exchange Act of 1934; An insurance company as defined in Section 2(a)(13) of the U.S. Securities Act; An investment company registered under the United States Investment Company Act of 1940; or A business development company as defined in Section 2(a)(48) of that Act; a Small Business Investment Company licensed by the U.S. Small Business Administration under Section 301 (c) or (d) of the United States Small Business Investment Act of 1958;A plan established and maintained by a state, its political subdivisions or any agency or instrumentality of a state or its political subdivisions, for the benefit of its employees, if such plan has total assets in excess of US$5,000,000; or an employee benefit plan within the meaning of the United States Employee Retirement Income Security Act of 1974, as amended, in which the investment decision is made by a plan fiduciary, as defined in Section 3(21) of such Act, which is either a bank, savings and loan association, insurance company or registered investment adviser, or an employee benefit plan with total assets in excess of U.S. $5,000,000 or, if a self directed plan, with investment decisions made solely by persons that are Accredited Investors;

☐ A private business development company as defined in Section 202(a)(22) of the Investment Advisers Act of 1940;

☐ The Investor is either (i) a corporation, (ii) an organization described in Section 501(c)(3) of the Internal Revenue Code, (iii) a trust, or (iv) a partnership, in each case not formed for the specific purpose of acquiring the securities offered, and in each case with total assets in excess of US$5,000,000;

☐ a director, executive officer or general partner of the issuer of the securities being offered or sold, or any director, executive officer, or general partner of a general partner of that issuer;

☐ The Investor is a natural person (individual) whose own net worth, taken together with the net worth of the Investor's spouse or spousal equivalent, exceeds US$1,000,000, excluding equity in the Investor's principal residence unless the net effect of his or her mortgage results in negative equity, the Investor should include any negative effects in calculating his or her net worth;

☐ The Investor is a natural person (individual) who had an individual income in excess of US$200,000 (or joint income with the Investor spouse or spousal equivalent in excess of US$300,000) in each of the two previous years and who reasonably expects a gross income of the same this year;

☐ A trust, with total assets in excess of US$5,000,000, not formed for the specific purpose of acquiring the securities offered, whose purchase is directed by a sophisticated person as described in Rule 506(b)(2)(ii) of the U.S. Securities Act;

☐ The Investor is an entity as to which all the equity owners are Accredited Investors. If this paragraph is initialed, the Investor represents and warrants that the Investor has verified all such equity owners' status as an Accredited Investor.

☐ a natural person who holds one of the following licenses in good standing: General Securities Representative license (Series 7), the Private Securities Offerings Representative license (Series 82), or the Investment Adviser Representative license (Series 65);

☐ An investment adviser registered pursuant to Section 203 of the Investment Advisers Act of 1940 or registered pursuant to the laws of a state; or

☐ An investment adviser relying on the exemption from registering with tthe SEC under Section 203(l) or (m) of the Investment Advisers Act of 1940; or

☐ A rural business investment company as defined in Section 384A of the Consolidated Farm and Rural Development Act;

☐ An entity, of a type not listed herein, not formed for the specific purpose of acquiring the securities offered, owning investments in excess of $5,000,000;

☐ A "family office," as defined in Rule 202(a)(11)(G)-1 under the Investment Advisers Act of 1940 (17 CFR 275.202(a)(11)(G)-1):
(i) With assets under management in excess of $5,000,000,
(ii) That is not formed for the specific purpose of acquiring the securities offered, and
(iii) Whose prospective investment is directed by a person who has such knowledge and experience in financial and business matters that such family office is capable of evaluating the merits and risks of the prospective investment;

☐ A "family client," as defined in rule 202(a)(11)(G)-1 under the Investment Advisers Act of 1940 (17 CFR 275.202(a)(11)(G)-1)), of a family office meeting the requirements in category 23 above and whose prospective investment in the issuer is directed by such family office as referenced above;

☐ A natural person who is a "knowledgeable employee," as defined in rule 3c-5(a)(4) under the Investment Company Act of 1940 (17 CFR 270.3c-5(a)(4)), of the issuer of the securities being offered or sold where the issuer would be an investment company, as defined in Section 3 of such Act, but for the exclusion provided by either Section 3(c)(1) or Section 3(c)(7) of such Act; or

☐ The Investor is not an Accredited Investor and does not meet any of the above criteria.

DATED:

INVESTOR:

(Print Full Name of Entity or Individual)

By:

(Signature)

Name:

(If signing on behalf of entity)

Title:

(If signing on behalf of entity)

INTERNATIONAL INVESTOR CERTIFICATE

FOR SUBSCRIBERS RESIDENT OUTSIDE OF CANADA AND THE UNITED STATES

TO: **Card Blanch, Inc.** (the "**Corporation**")

The undersigned (the **"Subscriber"**) represents covenants and certifies to the Corporation that:

i. the Subscriber (and if the Subscriber is acting as agent for a disclosed principal, such disclosed principal) is not resident in Canada or the United States or subject to applicable securities laws of Canada or the United States;

ii. the issuance of the securities in the capital of the Corporation under this agreement (the "**Securities**") by the Corporation to the Subscriber (or its disclosed principal, if any) may be effected by the Corporation without the necessity of the filing of any document with or obtaining any approval from or effecting any registration with any governmental entity or similar regulatory authority having jurisdiction over the Subscriber (or its disclosed principal, if any);

iii. the Subscriber is knowledgeable of, or has been independently advised as to, the applicable securities laws of the jurisdiction which would apply to this subscription, if there are any;

iv. the issuance of the Securities to the Subscriber (and if the Subscriber is acting as agent for a disclosed principal, such disclosed principal) complies with the requirements of all applicable laws in the jurisdiction of its residence;

v. the applicable securities laws do not require the Corporation to register the Securities, file a prospectus or similar document, or make any filings or disclosures or seek any approvals of any kind whatsoever from any regulatory authority of any kind whatsoever in the international jurisdiction;

vi. the purchase of the Securities by the Subscriber, and (if applicable) each disclosed beneficial subscriber, does not require the Corporation to become subject to regulation in the Subscriber's or disclosed beneficial subscriber's jurisdiction, nor does it require the Corporation to attorn to the jurisdiction of any governmental authority or regulator in such jurisdiction or require any translation of documents by the Corporation;

vii. the Subscriber will not sell, transfer or dispose of the Securities except in accordance with all applicable laws, including applicable securities laws of Canada and the United States, and the Subscriber acknowledges that the Corporation shall have no obligation to register any such purported sale, transfer or disposition which violates applicable Canadian or United States securities laws; and

viii. the Subscriber will provide such evidence of compliance with all such matters as the Corporation or its counsel may request.

The Subscriber acknowledges that the Corporation is relying on this certificate to determine the Subscriber's suitability as a purchaser of securities of the Corporation. The Subscriber agrees that the representations, covenants and certifications contained to this certificate shall survive any issuance of Securities and warrants of the Corporation to the Subscriber.

The statements made in this Form are true and accurate as of the date hereof.

DATED:

INVESTOR: (Print Full Name of Entity or Individual)

                                             By:

                                             (Signature)

                                             Name:

                                             (If signing on behalf of entity)

                                             Title:

                                             (If signing on behalf of entity)

AML Certificate

By executing this document, the client certifies the following:

If an Entity:
1. I am the of the Entity, and as such have knowledge of the matters certified to herein;

2. the Entity has not taken any steps to terminate its existence, to amalgamate, to continue into any other jurisdiction or to change its existence in any way and no proceedings have been commenced or threatened, or actions taken, or resolutions passed that could result in the Entity ceasing to exist;

3. the Entity is not insolvent and no acts or proceedings have been taken by or against the Entity or are pending in connection with the Entity, and the Entity is not in the course of, and has not received any notice or other communications, in each case, in respect of, any amalgamation, dissolution, liquidation, insolvency, bankruptcy or reorganization involving the Entity, or for the appointment of a receiver, administrator, administrative receiver, trustee or similar officer with respect to all or any of its assets or revenues or of any proceedings to cancel its certificate of incorporation or similar constating document or to otherwise terminate its existence or of any situation which, unless remedied, would result in such cancellation or termination;

4. the Entity has not failed to file such returns, pay such taxes, or take such steps as may constitute grounds for the cancellation or forfeiture of its certificate of incorporation or similar constating document;

5. **if required, the documents uploaded to the DealMaker portal** are true certified copies of the deed of trust, articles of incorporation or organization, bylaws and other constating documents of the Entity including copies of corporate resolutions or by-laws relating to the power to bind the Entity;

6. The Client is the following type of Entity:

7. The names and personal addresses as applicable for the entity in **Appendix 1** are accurate.

All subscribers:

DealMaker Account Number: (Offline Investor)

If I elect to submit my investment funds by an electronic payment option offered by DealMaker, I hereby agree to be bound by DealMaker's Electronic Payment Terms and Conditions (the "Electronic Payment Terms"). I acknowledge that the Electronic Payment Terms are subject to change from time to time without notice. Notwithstanding anything to the contrary, an electronic payment made hereunder will constitute unconditional acceptance of the Electronic Payment Terms, and by use of the credit card or ACH/EFT payment option hereunder, I: (1) authorize the automatic processing of a charge to my credit card account or debit my bank account for any and all balances due and payable under this agreement; (2) acknowledge that there may be fees payable for processing my payment; (3) acknowledge and agree that I will not initiate a chargeback or reversal of funds on account of any issues that arise pursuant to this investment and I may be liable for any and all damages that could ensue as a result of any such chargebacks or reversals initiated by myself.

DATED:

INVESTOR: (Print Full Name of Investor)

                                                       By:

                                                           (Signature)

                                                       Name of Signing Officer (if Entity):

                                                       Title of Signing Officer (if Entity):

Appendix 1 - Subscriber Information

For the Subscriber and Joint Holder (if applicable)

Name	Address	Date of Birth (if an Individual)	Taxpayer Identification Number

For a Corporation or entity other than a Trust (Insert names and addresses below or attach a list)

1. One Current control person of the Organization:

Name	Address	Date of Birth	Taxpayer Identification Number

2. Unless the entity is an Estate or Sole Proprietorship, list the Beneficial owners of, or those exercising direct or indirect control or direction over, more than 25% of the voting rights attached to the outstanding voting securities or the Organization:

Name	Address	Date of Birth	Taxpayer Identification Number

For a Trust (Insert names and addresses or attach a list)

1. Current trustees of the Organization:

Name	Address	Date of Birth	Taxpayer Identification Number

Exhibit D

Articles of Incorporation (See attachment to Form C)

Exhibit E

Bylaws (See attachment to Form C)